AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 1997
                           Registration No. 333-32657


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------


                                 AMENDMENT NO. 1
                                       TO

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               -------------------

                              EAC INDUSTRIES, INC.
        (Exact name of small business issuer as specified in its charter)

            New York                        2752                 21-0702336
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

                              22 BLACKSTONE AVENUE
                           BRANFORD, CONNECTICUT 06405
                                 (203) 315-8020
                   (Address, including zip code, and telephone
                         number, including area code, of
                    registrant's principal executive offices)

                               PETER B. FRITZSCHE
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              22 BLACKSTONE AVENUE
                           BRANFORD, CONNECTICUT 06405
                                 (203) 315-8020
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                                 DANIEL O'ROURKE
                        VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                            222 NORTH LASALLE STREET
                             CHICAGO, ILLINOIS 60601
                                 (312) 609-7669

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If the form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


         If the delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

 PROSPECTUS, PROXY STATEMENT FOR THE 1997
 ANNUAL MEETING AND ANNUAL
 REPORT TO STOCKHOLDERS


                        2,283,551 SHARES OF COMMON STOCK

                              EAC INDUSTRIES, INC.

                            Issuable Upon Exercise of
                       Rights to Subscribe for Such Shares
                               -------------------


         EAC Industries, Inc. (the "Company") is issuing to certain of its stockholders of record ("Recordholders") as of the close of business on September ____, 1997 (the "Rights Record Date") non-transferable rights ("Rights") entitling Recordholders to purchase an aggregate of 2,283,551 shares (the "Underlying Shares") of the Company's Common Stock, par value $.10 per share (the "Common Stock") at an exercise price of $.22 per share (the "Exercise Price"). Recordholders who own at least 100 shares of Common Stock will receive and may exercise one (1.0) Rights for each share of Common Stock held. No separate certificate evidencing the Rights will be delivered to the Recordholders. Pursuant to their subscription privilege, Recordholders may purchase one full share of Common Stock for each share of Common Stock held (the "Subscription Privilege"). No partial exercise is permitted; Recordholders must exercise all of their Rights or none at all. The receipt or exercise of Rights is not expected to be a taxable event.

         The Rights will expire at 5:00 p.m., New York City time, on October 31, 1997, unless extended as described herein (the "Expiration Date"). A Recordholder may exercise Rights by delivering his properly completed and executed Rights Exercise agreement ("Rights Exercise Agreement"), together with payment in full of the Exercise Price for each Underlying Share subscribed for pursuant to the Subscription Privilege to the offices of the Company by the Expiration Date. Subscription agreements will be irrevocable by Recordholders. Stock certificates will be issued as soon as possible after subscriptions are accepted following the Expiration Date; subscription funds will be held in escrow without interest until such date.

         At the Annual Meeting of Stockholders to be held on October ___, 1997, the stockholders will vote on a proposal to reclassify the Company's Common Stock, the effect of which would be to cash out all shares held by holders of 99 shares or less. See "Reclassification Proposal" at page ___ hereof. Whether or not this proposal is approved by the stockholders, odd-lot holders will not be issued Rights.

         Peter B. Fritzsche, the Chairman and Chief Executive Officer of the Company and other members of the Board of Directors, as holders of approximately 22% of the currently outstanding shares of Common Stock, have agreed to exercise their Subscription Privileges in full. Assuming the Reclassification Proposal is approved, and no Rights held by Recordholders other than such persons are exercised, members of the Board of Directors would own approximately 35% of the Common Stock.

         The Common Stock is traded on the over-the-counter market under the symbol EACI. On July 31, 1997, the last full day of trading before the announcement of the Rights Offering, the last reported bid and ask prices of the Common Stock were $.1875 and $.3984, respectively. On October ___, 1997, the last full day of trading before the date of this Prospectus, the last reported bid and ask prices of the Common Stock were $_____ and $_____, respectively. The Rights, being non-transferable, will not trade separately and will have no independent value.


         Questions or requests for assistance or for additional copies of this Prospectus may be directed to the Company at (203) 315-8020.
                               -------------------


         FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY RECORDHOLDERS IN CONSIDERING AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS AT PAGES 7-9 HEREOF."

                               -------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                                Exercise         Proceeds to
                                  Price          Company (1)

Per Share..................       $.22            $502,381

----------
(1) Before deduction of estimated expenses of this offering, estimated at $40,000. There is no minimum subscription amount of the offering if not all of the Rights are not exercised.


                The date of this Prospectus is October ___, 1997.

                              AVAILABLE INFORMATION

         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10007; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. This information is also available on the Internet at the Commission's website. The address for the website is: http://www.sec.gov. In addition, material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C., 20006.

                               PROSPECTUS SUMMARY


         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE HEREIN.



                                   THE COMPANY


         EAC Industries, Inc., the Company, was organized in 1958 as a New York corporation. The Company is a holding company with three wholly-owned operating subsidiaries, Goodren Products Corporation ("Goodren"), Flexible Printed Products, Inc. ("Flexible") and Athena Packaging, Inc. ("Athena"). Goodren designs and produces point-of-purchase advertising displays and wall decorations on semi-durable plastic. Goodren's major market is consumer product manufacturers and one marketer of children's wall decorations. Flexible produces and prints on plastic, pre-cure in-mold heat transfer labels for the identification and decoration of rubber and silicone hoses, belts and tire patches. Athena produces printed laminated, embossed and hot stamped labels, wraps, seals and decals for the cosmetics, pharmaceutical and health and beauty aids industries. Although separate corporate entities, Goodren and Athena have effectively combined their operations. Each of these subsidiaries sells their products to customers throughout the United States.

         The following charts describe certain pertinent financial information regarding the parent company and its subsidiaries:



                                        Parent           Goodren/
                                        Company           Athena            Flexible        Consolidated
                                        -------           ------            --------        ------------

Year ended 1/31/97:
Current assets...............          $ 132,000        $1,143,000         $  337,000        $1,612,000
Fixed assets.................            117,000           287,000            306,000           710,000
Intangible assets............                 --           262,000            192,000           454,000
Total assets.................            759,000         1,721,000            835,000         3,315,000
Revenues.....................                 --         4,516,000          1,472,000         5,988,000
Net income (loss)............           (127,000)           43,000            (77,000)         (161,000)

6 months ended 7/31/97:
Current assets...............          $  56,000        $1,161,000         $  392,000        $1,609,000
Fixed assets.................            105,000           246,000            295,000           646,000
Intangible assets............                 --           248,000            185,000           433,000
Total assets.................            671,000         1,685,000            872,000         3,228,000
Revenues.....................                 --         2,404,000            768,000         3,172,000
Net income (loss)............           (184,000)           15,000            121,000           (48,000)


                       THE RECAPITALIZATION OF THE COMPANY


         At the 1997 Annual Meeting, the stockholders will be asked to approve two related and successive stock splits which will have the effect of cashing out the approximately 28,136 shares of Common Stock owned by approximately 1,080 odd-lot holders (owners of fewer than 100 shares) of the Company's Common Stock (the"Reclassification Proposal"). Such shares will be exchanged for the right to receive cash in the amount of $.28125 per share (or approximately $7,913 in total). Assuming approval of the Reclassification Proposal, there will be 2,283,551 shares of Common Stock outstanding held by approximately 1,500 stockholders. No Rights will attach to the shares of Common Stock held by odd-lot holders, whether or not the Reclassification Proposal is approved.

                               THE RIGHTS OFFERING


Rights.............................  Each record holder of Common Stock of 100 shares or more at the close of business on September ___, 1997 the Rights Record Date
                                     ("Recordholders") will receive one (1.0) non-transferable Rights for each share of Common Stock held.  Each Right entitles the holder thereof to purchase from the Company one (1.0) share of Common Stock
                                     (an "Underlying Share").  An aggregate of approximately 2,283,551 shares of Common Stock will be sold in this offering upon the exercise of Rights, assuming the exercise of all Rights.  The distribution of
                                     Rights and the sale of shares of Common Stock upon the exercise of
                                     Rights are referred to herein as the "Rights Offering."

Exercise Price.....................  $.22 per share of Common Stock (the "Exercise Price").

Subscription Privilege.............  Recordholders are entitled to purchase for the Exercise Price one
                                     Underlying Share for each Right held, provided that they hold at least 100 Underlying Shares as of the Record Date. See "The Rights
                                     Offering--Subscription Privilege."


Potential Termination
of Subscription Privilege..........  If the Company believes that the issuance of Underlying Shares pursuant to the  Subscription Privilege will be unlawful under the laws of any state, then the Company will have the right to terminate such privileges upon receipt of  advice of counsel to the Company.  At the date of this
                                     Prospectus, the Company believes that such privileges may be exercised in all states where Recordholders reside.  However, the Company's legal counsel, in passing on the validity of the Common Stock (see "Legal
                                     Matters") has not opined that the laws of all applicable states permit exercise of Subscription Privileges.

Method of Exercising Rights........  A Recordholder may exercise Rights by properly completing and signing the Rights Exercise Agreement and forwarding such, with payment of the full Exercise Price for each Underlying Share subscribed for on or prior to the Expiration Date.  See "The Rights Offering
                                     --Method of Exercising Rights."  No interest will be paid on funds delivered in payment of the Exercise Price.

Rights Record Date.................  September ____, 1997.

Expiration Date....................  5:00 p.m., New York City time, on October 31, 1997, unless extended by the Company at its option.

No Revocation......................  HOLDERS WHO EXERCISE THEIR RIGHTS TO SUBSCRIBE FOR
                                     SHARES WILL NOT BE ENTITLED TO REVOKE THEIR SUBSCRIPTIONS.

Non-transferability................  Rights are non-transferable and no separate market for the Rights can exist.

Amendments; Termination............  The Company reserves the right to amend the terms and conditions of the offering made hereby or to terminate the Rights Offering at any time prior to delivery of the shares of Common Stock offered hereby.  See
                                     "The Rights Offering--Amendments and Waivers; Termination."



                                       4





Persons Holding Shares
Through Others.....................  Persons holding shares of Common Stock and receiving the Rights distributable with respect thereto through a broker, dealer, commercial bank, trust company or other nominee should promptly contact the appropriate institution or nominee and request it to effect the transactions for them.  See "The Rights Offering--Exercise of Rights."

Certain Tax Consequences...........  Generally, Recordholders will not recognize any gain or loss upon receipt or exercise of Rights.  See "Certain Federal Income Tax
                                     Consequences."

Shares Outstanding.................  2,311,687 as of  September ___, 1997 and 2,283,551 shares assuming completion of the Reclassification Proposal.

Shares Outstanding After the
Rights Offering....................  4,567,102, assuming that all Rights are exercised (the "Maximum
                                     Subscription"); 2,797,530, assuming that no holder other than the members of the Board of Directors of the Company exercise Rights.

Exercise Agent.....................  The Company is acting as its own exercise agent.  See "The Rights
                                     Offering--Exercise Agent" for addresses and information relating to the delivery of Rights Exercise Agreement and the payment of the
                                     Exercise Price.

Use of Proceeds....................  The purpose of the Rights Offering is to strengthen the Company's capital structure and enhance its ability to obtain future financing so as to enable the Company to grow through both internal means and appropriate acquisitions.  The net proceeds to the Company from the sale of the Underlying Shares will be approximately $462,000 if all of the Rights exercised.
Principal Stockholder
and the Board of Directors.........  Peter B. Fritzsche, the Chairman of the Board and Chief Executive
                                     Officer of the Company and the holder of approximately 20% of the currently outstanding shares of Common Stock, and other members of the Board of  Directors have agreed to exercise their Subscription
                                     Privileges in full.
Over-the-Counter
Trading Symbol.....................  "EACI."


         See "Risk Factors" for a discussion of certain factors that should be considered by Recordholders in evaluating an investment in Common Stock.

                         SUMMARY SELECTED FINANCIAL DATA




                                                           Year Ended January 31,             Six Months Ended July 31,
                                                           ----------------------             -------------------------
                                                           1997              1996              1997             1996
                                                           ----              ----              ----             ----
STATEMENT OF OPERATIONS DATA:
Net Sales........................................       $5,988,315        $7,659,689        $3,172,129        $3,448,400
Cost of products sold............................        4,392,978         5,435,681         2,272,395         2,575,746
Selling, general and administrative expenses.....        2,054,633         2,092,565           931,133         1,010,470
Gain on sale of fixed assets.....................          242,000                --                --                --
                                                        ----------        ----------        ----------        ----------
    Net (loss) income............................       $ (161,270)       $  129,195        $  (48,041)       $  (91,309)
                                                        ===========       ==========        ==========        ==========
Loss (income) per common share...................       $      (.07)      $      .06        $     (.02)       $     (.04)
                                                        ===========       ==========        ==========        ==========


                                                               July 31, 1997
                                                               -------------
                                                                              As
                                                          Actual          Adjusted(1)
                                                          ------          -----------
BALANCE SHEET DATA:
Working capital..................................      $   655,895        $1,117,895
Total assets.....................................        3,227,615         3,689,615
Total liabilities................................        1,457,029         1,457,029
Shareholder's equity.............................        1,770,586         2,232,586



----------
(1) To give effect to the Reclassification Proposal and the Rights Offering, assuming the Maximum Subscription.

                                  RISK FACTORS

         In addition to the other information included in this Prospectus, the following factors should be considered carefully by each prospective purchaser of the Common Stock.


Recent Operating Losses

         The Company realized a $65,988 net loss during the three months ended July 31, 1997 versus a net loss of $75,977 for the three months ended July 31, 1996. For the six months periods ended July 31, 1997 and 1996 respectively, the net losses were $48,041 and $91,309. The Company incurred a $161,270 net loss in fiscal 1997 against profits of $129,195 for its 1996 fiscal year. These losses were primarily the result of operating losses due to a significant downturn in orders, particularly to wall decoration customers and the cost of acquiring, moving and integrating Athena's operations. At January 31, 1997, the Company had an accumulated deficit of $8,867,082. See "Business--Financial Condition of the Company." Although the Company is taking action to return itself to profitability, there can be no assurance that the Company will be profitable in future periods.

Competition

         The printing industry is highly fragmented and intensely competitive. The Company competes with business owned by national organizations as well as printers operated by local and regional concerns. A number of the Company's competitors have substantially greater resources than the Company.

Need for Additional Financing

         The Company's ability to execute its business strategy is dependent on its ability to obtain substantial financing for the development of additional product lines. However, no assurance can be given that the Company will obtain this financing or that it and the proceeds of this Offering will provide the Company with the funds required to develop such additional products. The Company anticipates that future development and expansion will be financed through the public or private sale of additional equity (including, potentially, Common Stock) or debt securities, capital leases, and other credit facilities. There can be no assurance that any additional funds will be available or that such funds, if available, will be on terms acceptable to the Company. New investors may seek and obtain substantially better terms than those available to Recordholders purchasing in this offering and the Company's issuance of securities in the future may result in substantial dilution.


Leverage


         The Company currently has a significant amount of outstanding indebtedness. At July 31, 1997, the Company had long-term indebtedness (excluding current maturities) of approximately $504,000 or approximately 21% of total capitalization. The degree to which the Company is leveraged could have important consequences to the Company, including: (i) increased vulnerability to adverse general economic and industry conditions, (ii) impaired ability to obtain additional financing for future working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and (iii) dedication of a substantial portion of the Company's cash flow from operations to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations and future business opportunities.

Dependence Upon Key Personnel

         The success of the Company will be largely dependent upon the efforts and abilities of Peter B. Fritzsche, President and Chairman of the Board, and Steven Mann, President of the Company's Goodren Products subsidiary. See "Management" at page D-2 hereof. Mr. Fritzsche is the Company's largest stockholder. The Company has an employment agreement with Mr. Mann. Nevertheless, the loss of the services of Mr. Fritzsche or Mr. Mann could have a material adverse effect on the Company.

Dependency on a Key Customer

         One of the Company's customers accounted for 39% of net sales for each of the years ended January 31, 1997 and 1996. The Company believes its relationship with this customer is ongoing, but a downturn in orders from this customer would have a material adverse effect on the Company's business.


Continuation of Net Operating Loss Carryforwards


         The Company currently has net operating loss carryforwards for Federal income tax purposes of approximately $7 million. Acquisitions of Common Stock by persons who are not currently holders of Common Stock, could result in an "ownership change" within the meaning of section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), thereby imposing an annual limitation (the "Section 382 Limitation") on the Company's ability to utilize the net operating loss carryforward to reduce future taxable income. Specifically, in the event of an "ownership change," the Company's utilization of its net operating loss carryforwards would be limited to an annual amount equal to the product of the equity value of the Company at the time of such "ownership change" (subject to reduction with respect to certain recent increases in value) multiplied by the long-term tax-exempt rate as published monthly by the Internal Revenue Service, without extending the expiration date of the net operating loss carryforwards. The long-term tax-exempt rate is currently 5.64%; such rate, however, is subject to change and it is impossible to predict whether the equity value of the Company and such rate will increase or decrease, and to what extent. See "Certain Federal Income Tax Consequences--Tax Consequences to Company."


         The Company does not believe that the issuance of Underlying Shares pursuant to the Subscription Privilege will cause an "ownership change." Notwithstanding the foregoing, the Rights Offering may increase the likelihood that an "ownership change" will occur in the future, and it is impossible for the Company to ensure that such "ownership change," will not occur, in part because the Company has no ability to restrict the acquisition or disposition of Common Stock by persons whose ownership could cause an "ownership change." In addition, the Company may in the future take certain actions which could give rise to an ownership change, if in the exercise of the business judgment of the Company such actions are necessary or appropriate. If an "ownership change" were to occur subsequent to the Rights Offering, the Section 382 Limitation could have a material adverse impact upon the Company's earnings and upon the Company's cash flow.

Dilution of Ownership

         Recordholders who do not exercise their Rights face the possibility that their percentage of ownership in the Company will be diluted by the Rights Offering.

Principal Stockholder

         Peter B. Fritzsche, the Chairman of the Board and CEO of the Company, owns approximately 20% of the currently outstanding shares of Common Stock and has agreed that he will exercise its Subscription Privilege in full. Accordingly, upon consummation of the Rights Offering, Mr. Fritzsche will continue to own at least 20% of the outstanding shares of Common Stock. Depending upon the number of shares subscribed for by others, the percentage of the outstanding Common Stock owned by Mr. Fritzsche upon completion of the Rights Offering will range from approximately 20% (in the event that all stockholders exercise their Rights in full) to approximately 34% if only the members of the Board of Directors other than Mr. Fritzsche exercise.


No Dividends

         The Company has not paid dividends on the Common Stock for more than ten years. The Company does not expect to pay any cash dividends in the foreseeable future and intends to continue to retain any earnings for the Company's operations. See "Price Range of Common Stock and Dividends" and "Description of Capital Stock --Common Stock."

Price Range of Securities

         Trading activity with respect to the Company's Common Stock has been very limited with trading being sporadic and infrequent. A public trading market having the characteristics of depth, liquidity and orderliness depends upon the existence of market makers as well as the presence of willing buyers and sellers, which are circumstances over which the Company does not have control.

         The Common Stock is quoted in the National Daily Quotation Service ("Pink Sheets") published daily by the National Quotation Bureau, Inc. under the symbol EACI. See "Market For Company's Common Stock and Related Stockholder Matters" at p. B-3 hereof for additional information.


Market Considerations

         There can be no assurance that the market price of the Common Stock will not decline during the subscription period or that, following the issuance of the Rights and the sale of the Underlying Shares upon exercise of Rights, a subscribing Recordholder will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Exercise Price. The election of a Recordholder to exercise Rights in the Rights Offering is irrevocable. Moreover, until certificates are delivered, subscribing Recordholders may not be able to sell the shares of Common Stock that they have purchased in the Rights Offering. Certificates representing shares of Common Stock purchased will be delivered as soon as practicable after consummation of the Rights Offering.

         No interest will be paid to Recordholders on funds delivered to the Company pursuant to the exercise of Rights pending delivery of Underlying Shares.


Possible Application of the "Penny Stock Rules"

         The Securities and Exchange Commission has adopted certain rules governing the trading of securities issues with trading prices of less than $5.00 where the issuer does not meet with certain net worth, earning and other criteria. The Company does not believe its Common Stock currently meets these criteria but cannot predict it will be able to keep the Common Stock exempt from these rules. The potential application of these rules could have a negative impact on the trading in the Common Stock.

Environmental Matters

         Goodren is included in a threatened claim concerning environmental cleanup costs. Goodren is included among a large number of companies involved, and is not one of the major parties. The amount, if any, that Goodren may ultimately have to pay, is not considered material, is subject to change and is uncertain at this time. It is management's opinion that the Company is adequately reserved for this matter and the ultimate resolution of this case should not have a material impact on the financial condition of the Company.

                                   THE COMPANY

         EAC Industries, Inc. is a holding company with three operating subsidiaries: Goodren Products Corporation ("Goodren"), Athena Packaging, inc. ("Athena") and Flexible Printed Products, Inc. ("Flexible"). Goodren designs and provides point-of-purchase advertising displays and wall decorations on semi-durable plastic. Athena produces printed, laminated embossed and hot-stamped labels, wraps, seals and decals for the cosmetics, pharmaceutical and health and beauty aids industries. Flexible produces and prints on plastic, pre-cure in-mold heat transfer labels for the identification and decoration of rubber and silicone hoses, belts and tire patches.

         The Company was incorporated in 1958 under the laws of the State of New York. Its executive offices are located at 22 Blackstone Avenue, Branford, Connecticut 06405, and its telephone number is (203) 315-8020. Further information on the business of the Company is contained in the Annual Report to Stockholders attached hereto and made a part hereof.


                          THE RECLASSIFICATION PROPOSAL


         At the 1997 Annual Meeting, the stockholders will be asked to approve two related and successive stock splits which will have the effect of cashing out the 28,136 shares of Common Stock owned by 1,080 odd-lot holders (fewer than 100 shares) of the Company's Common Stock (the"Reclassification Proposal"). Such shares will be exchanged for the right to receive cash of $.28125 per share ($7,913 in total). Assuming approval of the Reclassification Proposal, there will be 2,283,551 shares of Common Stock outstanding. Whether or not such proposal is approved, the odd-lot holders will NOT be entitled to receive or exercise Rights in the Rights Offering.



                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS


         See the Company's 1997 Annual Report attached hereto at p. B-5 hereof for such information.

                                 CAPITALIZATION


         The following table sets forth the capitalization of the Company and its consolidated subsidiaries as of July 31, 1997, and as adjusted to reflect the effectuation of the Reclassification Proposal and the Rights Offering, assuming the Maximum Subscription. This table should be read in conjunction with the Consolidated Financial Statements of the Company and related Notes thereto attached to this Prospectus in the Company's 1997 Annual Report to Stockholders and the Quarterly Report on Form 10-QSB for the quarterly period ended July 31, 1997.

                                                                                              As of July 31, 1997
                                                                                           Actual           As Adjusted
                                                                                            (dollars in thousands)
Current maturities of long-term debt............................................       $     91,558       $     91,558
Long-term debt..................................................................            503,778            503,778

Stockholders' equity:
Common Stock, $.10 par value; 20,000,000 shares authorized; 2,311,687
    shares issued and outstanding (and 4,567,102 shares as adjusted)............            231,169            456,710
Capital in excess of par value..................................................         10,454,540         10,690,999
Retained earnings (deficit).....................................................        (8,915,123)        (8,915,123)
                                                                                       -----------        -----------

       Total stockholders' equity...............................................       $  1,770,586       $  2,232,586
                                                                                       ============       ============
       Total capitalization.....................................................       $  2,365,922       $  2,827,922
                                                                                       ============       ============



                                 USE OF PROCEEDS


         The purpose of the Rights Offering is to strengthen the Company's capital structure and enhance its ability to obtain future financing so as to enable the Company to grow through both internal means and appropriate acquisitions. The Company currently has no written or oral agreements with respect to any pending acquisitions. In the event of the Maximum Subscription, the net proceeds to the Company are estimated to be approximately $462,000. The Company intends to use the net proceeds from the sale of the Underlying Shares to add to working capital . The Company may temporarily repay all or a portion of the indebtedness under the Company's credit agreement (Credit Agreement"). The Credit Agreement is a one-year, secured, revolving line with The Chase Manhattan Bank in the aggregate amount of $500,000. Interest is computed at prime, plus 2%. At July 31, 1997, $35,000 was borrowed under the Credit Agreement. The agreement expires on March 31, 1998.

                                    DILUTION


         At July 31, 1997, the net tangible book value of the Company was $1,337,601 or $.58 per share. Net tangible book value per share represents the Company's tangible assets less total liabilities. Net tangible book value dilution per share represents the difference between the amount per share of Common Stock paid by the Recordholders in the Rights Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Rights Offering (and assuming the Maximum Subscription). After giving effect to: (i) the sale by the Company of the 2,283,551 Shares of Common Stock offered hereby and (ii) the effectiveness of the Recapitalization Proposal, the pro forma net tangible book value of the Company at July 31, 1997, would have been $1,799,601, or $.39 per share. This represents an immediate decrease in net tangible book value of $.19 per share to Recordholders as illustrated by the following table:





Price to Recordholders..................................                 $.22

Net tangible book value at July 31, 1997................        $.58
Decrease in net tangible book value attributable to
  new stock issued pursuant to the Rights Offering(1)...         .19
Net tangible book value after the Rights Offering
  and the Recapitalization Proposal(2)..................                 $.39


----------
(1) Assuming the Maximum Subscription and after deduction of offering expenses of approximately $40,000 payable by the Company.

(2) There is no dilution in the aggregate net asset value of the Common Stock held by a Recordholder exercising his Rights.

                       SELECTED HISTORICAL FINANCIAL DATA


         The following selected financial data of the Company for the fiscal years ended January 31, 1997 and 1996 are derived from the financial statements, physically incorporated into this Prospectus by the Company's Annual Report to Stockholders being attached hereto, which financial statements have been audited by Lazar, Levine & Company, LLP, independent public accountants, as indicated in their report included therein. The selected financial data as of July 31, 1997 and for the six (6) months ended July 31, 1997 and 1996 have been derived from the Company's unaudited financial statements, which are included in the Company's Form 10-QSB Report attached hereto and which, in the opinion of the Company's management, contain all adjustments, consisting of normal adjustments necessary for a fair presentation of the financial position and results of operations. The operating results for the three (3) and six (6) months ended July 31, 1997 are not necessarily indicative of the results for the full year of operations. The Selected Historical Financial Data should be read in conjunction with the financial statements and related notes thereto and "Management's Discussion and Analysis of Operations" included in the Annual Report to Stockholders and the Company's Form 10-QSB Report attached hereto.


                                                             Year Ended January 31,            Six Months Ended July 31,
                                                             ----------------------            -------------------------
                                                             1997              1996             1997              1996
                                                             ----              ----             ----              ----
STATEMENT OF OPERATIONS DATA:
Net Sales.........................................       $5,988,315        $7,659,689        $3,172,129       $3,448,400
Cost of products sold.............................        4,392,978         5,435,681         2,272,395        2,575,746
Selling, general and administrative expenses......        2,054,633         2,092,565           931,133        1,010,470
Gain on Sale of Fixed Assets......................          242,000                 0                --               --
                                                         ----------        ----------        ----------       ----------
    Net (loss) income.............................       $ (161,270)       $  129,195        $  (48,041)      $  (91,309)
                                                         ===========       ==========        ==========       ==========
Loss (income) per common share....................       $      (.07)      $      .06        $     (.02)      $     (.04)
                                                         ===========       ==========        ==========       ==========

                                                                July 31, 1997
                                                                -------------
                                                                              As
                                                           Actual         Adjusted(1)
                                                           ------         -----------
BALANCE SHEET DATA:
Working capital...................................      $   655,895        $1,117,895
Total assets......................................        3,227,615         3,689,615
Total liabilities.................................        1,457,029         1,457,029
Shareholder's equity..............................        1,770,586         2,232,586

----------
(1) To give effect to the Reclassification Proposal and the Rights Offering, assumin the Maximum Subscription.

                               THE RIGHTS OFFERING

The Rights


         The Company is issuing the Rights to Recordholders at no charge to such Recordholders. The Company is issuing one (1.00) Right for each share of Common Stock held on the Rights Record Date to all stockholders of record other than odd-lot holders (holders of fewer than 100 shares) of record. The Rights are not evidenced by any certificate, rather are set forth in the books of the Company. Such rights are not transferable.


Expiration Date


         The Rights will expire at 5:00 p.m., New York City time, on [October 31, 1997,] subject to extension in the discretion of the Company. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Company after the Expiration Date, regardless of when the documents relating to that exercise were sent.


Subscription Privilege

         Each Right entitles the holder thereof to purchase at the Exercise Price one Underlying Share (the " Subscription Privilege"). The Right has been established on the books of the Company. The Right is non-transferable. Certificates representing Underlying Shares purchased pursuant to the Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date.

Exercise of Rights


         Holders may exercise their Rights by delivering to the Company, at the address specified below, at or prior to the Expiration Date, the properly completed and executed Rights Exercise Agreement together with payment in full of the Exercise Price for each Underlying Share subscribed for. Payment may only be made by check or bank draft drawn upon a U.S. bank payable to the Company. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, holders of Rights who wish to pay the Exercise Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such time. All funds received in payment of the Exercise Price shall be held by the Company in an escrow account with an independent bank pending the Expiration Date and invested at the direction of the Company in short-term certificates of deposit, short-term obligations of the United States, any state or any agency thereof, or money market mutual funds investing in the foregoing instruments. Earnings on such funds will be retained by the Company.


         THE ADDRESS TO WHICH THE RIGHTS EXERCISE AGREEMENT AND PAYMENT OF THE EXERCISE PRICE SHOULD BE DELIVERED IS:

                  EAC INDUSTRIES, INC.
                  22 BLACKSTONE AVENUE
                  BRANFORD, CONNECTICUT  06405

         THE COMPANY'S TELEPHONE NUMBER IS (203)315-8020.


         Recordholders who hold shares of Common Stock for the account of others, such as brokers, trustees or depositaries for securities, should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions with respect to their Rights. If a beneficial owner so instructs, the record holder of that beneficial owner's Rights should complete a Rights Exercise Agreement and submit it to the Exercise Agent with the proper payment. In addition, beneficial owners of Common Stock or Rights held through such a nominee holder should contact the nominee holder and request the nominee holder to effect transactions in accordance with the beneficial owner's instructions.

         The Instructions accompanying the Rights Exercise Agreement should be read carefully and followed in detail. RIGHTS EXERCISE AGREEMENTS SHOULD BE SENT WITH PAYMENT TO THE COMPANY. DO NOT SEND RIGHTS EXERCISE AGREEMENTS TO THE TRANSFER AGENT.

         THE METHOD OF DELIVERY OF RIGHTS EXERCISE AGREEMENTS AND PAYMENT OF THE EXERCISE PRICE TO THE COMPANY ARE AT THE ELECTION AND RISK OF THE RECORDHOLDERS. IF SENT BY MAIL, RECORDHOLDERS ARE URGED TO SEND RIGHTS EXERCISE AGREEMENTS AND PAYMENTS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE COMPANY AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, RECORDHOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF A CERTIFIED OR CASHIER'S CHECK.

         All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Rights Exercise Agreements will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines, in its sole discretion. The Company Agent will not be under any duty to give notification of any defect or irregularity in connection with the submission of Rights Exercise Agreements or incur any liability for failure to give such notification.

         Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Rights Exercise Agreement should be directed to the Company at its address set forth above (telephone (203) 315-8020).

No Revocation

         ONCE A HOLDER OF RIGHTS HAS PROPERLY EXERCISED THE SUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.

No Transferring Rights

         Rights may not be transferred or purchased or sold.

Amendments and Waivers; Termination


         The Company reserves the right to extend the Expiration Date and to amend the terms and conditions of the Rights Offering, whether the amended terms are less or more favorable to the Recordholders. In the event that the Company amends the terms of the Rights Offering, the Registration Statement of which this Prospectus forms a part will be amended, a new definitive Prospectus will be distributed to all Recordholders who have theretofore exercised Rights and to holders of record of unexercised Rights on the date the Company amends such terms. All Recordholders who have theretofore exercised Rights shall simultaneously be provided with a form of Consent to Amended Rights Offering Terms, on which they may confirm their exercise of Rights under the terms of the Rights Offering as amended by the Company; any Recordholder who has theretofore exercised any Rights and who does not return such Consent within 10 business days after the mailing thereof by the Company shall be deemed to have canceled his or her exercise of Rights, and the full amount of the Exercise Price theretofore paid by such Recordholder will be returned promptly by mail, without interest or deduction. Any completed Rights Exercise Agreement received by the Company five or more business days after the date of the amendment will be deemed to constitute the consent of the Recordholder who completed such Rights Exercise Agreement to the amended terms. The Company reserves the right, in its sole discretion, at any time prior to delivery of the Underlying Shares to terminate the Rights Offering by making a public announcement thereof. If the Rights Offering is so terminated, all funds received from Recordholders and held in the escrow account will be promptly refunded without interest.

Determination of Exercise Price

         The Exercise Price was determined by the Company, based on a number of factors. The Company believes that the Exercise Price reflects the Company's objective of achieving the maximum net proceeds obtainable from the Rights Offering while providing the holders of Common Stock with an opportunity to make an additional investment in the Company, and thus avoid an excessive dilution of their ownership position in the Company.

         In approving the Exercise Price, the Board of Directors considered such factors as the alternatives available to the Company for raising capital, the market price of the Common Stock, the business prospects for the Company and the general condition of the securities markets at the time of the meeting of the Board of Directors at which the Rights Offering was approved. There can be no assurance however, that the market price of the Common Stock will not decline during the subscription period to a level equal to or below the Exercise Price, or that, following the issuance of the Rights and of the Common Stock upon exercise of Rights, a subscribing Recordholder will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Exercise Price.

Subscription by Principal Stockholder

         Peter B. Fritzsche owns approximately 20% of the Common Stock currently outstanding and has agreed to exercise his Subscription Privilege in full. Other members of the Board of Directors own 42,775 shares of Common Stock and they intend to fully exercise their Subscription Privileges. Depending upon the exercise of Subscription Privileges by other Recordholders, the percentage of the outstanding Common Stock owned by Mr. Fritzsche upon completion of the Rights Offering will range from approximately 20% (in the event that all Recordholders exercise their Rights in full) to approximately 34% (assuming that only members of the Board of Directors other than Mr. Fritzsche also exercise Rights).

No Board Recommendation

         An investment in the Common Stock must be made pursuant to each investor's evaluation of its, his or her best interests. Accordingly, although the Board of Directors of the Company unanimously approved the Rights Offering, it makes no recommendation to Holders regarding whether they should exercise their Rights.


                          DESCRIPTION OF CAPITAL STOCK


         The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $.10 per share. The following summary description of the material terms of capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, a copy of which is available without charge from the offices of the Company, and to New York corporate law.


         The holders of Common Stock are entitled to receive, pro rata, dividends, when, if and as declared by the Board of Directors out of any funds lawfully available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to participate ratably in the distribution of assets remaining after payment of liabilities. The issued and outstanding shares of Common Stock are, and the Common Stock issued upon the exercise of Rights will be, fully paid and nonassessable. See "Capitalization."

         Holders of Common Stock are entitled to vote at all meetings of stockholders of the Company for the election of directors and for other purposes. Holders have one vote for each share of Common Stock held. The Common Stock does not have cumulative voting rights. Therefore, holders of more than 50% of the shares voting can elect all directors.

Warrants


         On January 31, 1994 and in settlement of certain litigation, the Company entered into warrant agreements (the "Warrant Agreements") covering 400,000 Shares of Common Stock pursuant to which the Company issued Warrants to purchase shares of Common Stock (the "Warrant Shares"), representing approximately a 15% equity interest in the Company on a fully-diluted basis, at a price of $4 per share (the "Warrant Price"). The Warrants may be exercised at any time before their expiration on January 31, 1999. The number of Warrant Shares is subject to adjustment upon the occurrence of certain events, including stock split and stock dividends, but not in the case of the issuance of Common Stock to be sold pursuant to the exercise of Rights.


Certain Provisions of the Restated Certificate of
Incorporation and the New York Corporate Law

         Certain provisions of the Restated Certificate of Incorporation and New York law may delay, deter or prevent a stockholder or group of stockholders from taking corporate action or gaining control of the Company. For example, Article Thirteen of the Company's Restated Certificate of Incorporation imposes certain voting and other requirements on certain mergers and other combinations with certain affiliated parties of the Company. Section 912 of the New York Corporation Law imposes essentially the same limitations on such transactions.


Indemnification of Directors and Officers

         The Company's Restated Certificate of Incorporation and indemnification agreements with its directors provide that the Company shall indemnify and advance expenses to its currently acting and its former directors, officers, employees or agents to the fullest extent permitted by the New York Corporation Law (the "NYCL"), whenever they are defendants or threatened to be made defendants in any legal or administrative proceeding by reason of their relationship with the Company. Section 722 of the NYCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had not reasonable cause to believe was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred ln connection with defense or settlement of such an action and then, where the person is adjudged to be liable to the Company, only if and to the extent that any court of proper jurisdiction or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and then only for such amounts as the court shall deem proper.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.



                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following discussion is based upon current provisions of the Code applicable Treasury Regulations, judicial authority and administrative rulings and practice. Legislative, judicial or administrative changes and interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders of Rights or Underlying Shares.

Tax Consequences to Company

         The Company currently has net operating loss carryforwards for Federal income tax purposes of approximately $7 million. Acquisitions of Common Stock by persons who are not currently holders of Common Stock, or by persons whose acquisition would increase or maintain their equity ownership in the Company above five percent, could result in an "ownership change" within the meaning of section 382 of the Code, thereby imposing a Section 382 Limitation on the Company's ability to utilize the net operating loss carryforward to reduce future taxable income.

         In general, an ownership change occurs for purposes of section 382 if the percentage of stock ownership of any one or more "5 percent shareholder(s)" (as determined under Federal income tax regulations) increases in the aggregate by more than 50 percentage points during a running three-year period. For this purpose, the term "5 percent shareholder" includes certain public groups of shareholders of the Company who may own, directly or indirectly, less than five percent of the Company's stock.


         If the Company believes that the issuance of Underlying Shares pursuant to the Subscription Privilege will cause an ownership change, then the Company will have the right to reduce the number of Underlying Shares issuable to all holders exercising the Subscription Privilege, pro rata, or to any individual holder or holders whose exercise of the Subscription Privilege may cause an ownership change, to the extent necessary in the sole discretion of the Company to prevent such ownership change. Notwithstanding the foregoing, the Rights Offering increases the likelihood that an ownership change will occur in the future, and it is impossible for the Company to ensure that such ownership change will not occur, in part because the Company has no ability to restrict the acquisition or disposition of Common Stock by persons whose ownership could cause an ownership change. In addition, the Company may in the future take certain actions which could give rise to an ownership change, if in the exercise of the business judgment of the Company such actions are necessary or appropriate. If an "ownership change" were to occur subsequent to the Rights Offering, the Section 382 Limitation could have a material adverse impact upon the Company's earnings and upon the Company's cash flow. See "Risk Factors--Continuation of Net Operating Loss Carryforwards."


Tax Consequences to Holders

         Neither distribution nor exercise of the Rights will be a taxable event for Federal income tax purposes to U.S. individual citizens or residents or to U.S. corporations.

         Except as provided below, a holder of Rights must allocate the tax basis of the Common Stock between the Common Stock and the Rights in proportion to the fair market value of each on the date of the distribution of the Rights where the value of the Rights on the date of the distribution is equal to or greater than 15% of the fair market value of the Common Stock owned by such holder on the date of the distribution. Where the value of the Rights is less than 15% of the value of such Common Stock at the time of distribution, the holder will be treated as having no basis in the Rights unless a special election is made to allocate the basis in the manner described above. In any event, no portion of the basis of a holder's Common Stock will be allocated to the Rights in accordance with these allocation rules unless such Rights are exercised.

         If a Holder exercises Rights pursuant to this offering, the tax basis of the Underlying Shares will be equal to the Exercise Price plus any tax basis the holder has in the Rights.

         If a holder allows the Rights to lapse without exercise or sale, such holder will realize no gain or loss since no basis will be allocated to the Rights, and such holder's basis in the Common Stock will remain the same as such basis was prior to the distribution of the Rights.


         THE FOREGOING SUMMARY OF THE MATERIAL TAX CONSEQUENCES OF THE OFFERING DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR PROSPECTIVE HOLDER OF RIGHTS OR UNDERLYING SHARES. EACH PROSPECTIVE HOLDER OF RIGHTS OR UNDERLYING SHARES SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF RECEIVING AND EXERCISING THE RIGHTS,

OR UNDERLYING SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.



                              PLAN OF DISTRIBUTION

         The Company has not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of Rights, and no commissions, fees or discounts will be paid in connection with the Rights Offering. Certain employees of the Company may solicit responses from holders, but such employees will not receive any commissions or compensation for such services other than their normal employment compensation.


            DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

         See the Company's Annual Report to Shareholders and the Notice and Proxy Statement attached hereto for information on these topics.


                             EXECUTIVE COMPENSATION


         See the Company's Notice and Proxy Statement for its 1997 Annual Meeting of Stockholders attached hereto for this information.



                         SECURITIES OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         See the Company's Annual Report to Shareholders and the Notice and Proxy Statement attached hereto for information on these topics.


                              CERTAIN TRANSACTIONS

         See the Company's Notice and Proxy Statement for its 1997 Annual Meeting of Stockholders attached hereto for information on this topic.


                                  LEGAL MATTERS

         The validity of the Common Stock will be passed upon for the Company by Vedder, Price, Kaufman & Kammholz, Chicago, Illinois.


                                     EXPERTS

         The consolidated balance sheets of the Company as of January 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended January 31, 1997 and 1996 incorporated in this prospectus by the attached 1997 Annual Report to Shareholders of the Company have been incorporated herein in reliance on the report of Lazar, Levine & Company LLP, independent public accountants, given on the authority of that firm as experts in accounting and auditing.

================================================================================

                                  ANNUAL REPORT

                                       TO


                                  STOCKHOLDERS


                                       OF

                              EAC INDUSTRIES, INC.

                                       FOR

                              THE FISCAL YEAR ENDED

                                JANUARY 31, 1997


================================================================================

                 [LETTER OF PETER FRITZSCHE TO THE STOCKHOLDERS]


                                    [TO COME]

                                    BUSINESS

The Registrant (also referred to as "EAC" or "the Company") was organized in 1958 as a New York corporation. The common stock of the Company is currently traded on the over-the-counter market and the principal market makers are Bishop Rosen & Company and Troster, Singer Corporation.


The Company has three operating subsidiaries, Goodren Products Corporation ("Goodren"), Athena Packaging, Inc. ("Athena") and Flexible Printed Products, Inc. ("Flexible"). Goodren designs and provides point-of-purchase advertising displays and wall decorations on semi-durable plastic. Goodren's major market is consumer product manufacturers and one marketer of children's wall decorations. One customer accounted for 39% of the Company's net sales in fiscal 1997 and 1996. Goodren's sales were backlogged at approximately $218,000 and $191,000 at January 31, 1997 and 1996 respectively.


The business and all of the outstanding common shares of Athena were acquired on September 27, 1996. Athena produces printed, laminated, embossed and hot stamped labels, wraps, seals and decals for the cosmetics, pharmaceutical and health and beauty aids industries. Athena's production equipment and administrative operations were moved to Goodren's facility in Englewood, New Jersey in January 1997. Athena's sales were backlogged at approximately $65,000, at January 31, 1997. Athena believes that it can fulfil the 1997 backlog on a timely basis.

Goodren and Athena both face strong competition in their respective businesses, based mainly on quality, service and price. Goodren and Athena combined, employ 30 persons of whom 12 are represented by unions.

The business and certain of the assets of Flexible were acquired on December 11, 1994. Flexible produces and prints on plastic, pre-cure in-mold heat transfer labels for the identification and decoration of rubber and silicone hoses, belts and tire patches. Flexible's sales were backlogged at approximately $80,000 at January 31, 1997 and $75,000 at January 31, 1996. Flexible believes that it can fulfill its 1997 backlog on a timely basis.

Flexible also faces strong competition in its business and its competition has been mainly on the basis of quality, service and price. Flexible employs 14 persons, none of whom are represented by unions.

Financial Condition of the Company

The following is a discussion concerning the Company, Goodren, Athena and Flexible.

The Company's financial condition has declined from January 31, 1996. The primary reasons for this decline were: (a) the operating loss of the Company for the 1997 fiscal year, (b) the costs of acquiring, moving and integrating Athena's operations and (c) the purchase of additional capital equipment for Flexible. The combination of the above factors has resulted in the Company's average secured debt obligations being higher in 1997 as compared to 1996. The Company's secured debt obligations were $175,000 at January 31, 1997 as compared to zero at January 31, 1996. The Company's current assets decreased to $1,611,936 in 1997 from $2,029,001 in 1996, while its total current liabilities increased to $1,055,524 as of January 31, 1997 from $934,716 as of January 31, 1996. Working capital decreased to $556,412 as of January 31, 1997 from $1,094,285 on January 31, 1996.

The Company's and Goodren's credit line and Note Agreement with Chemical Bank of New Jersey, N.A., which was originally entered into on September 29, 1994, expired on January 12, 1997. The Company is currently negotiating a new borrowing facility.

Point-of-Purchase Advertising

Goodren designs and produces point-of-purchase advertising and sales aids such as signs, posters, decals and product identifiers. These products are used in retail stores on shelves, price channels and display cases. Other products include wall decorations. Goodren's products are produced on semi-durable plastic through processes known as flexographic, lithographic and silk screen printing.

Goodren's products are sold nationwide to manufacturers of consumer products by both an in-house sales force as well as regional, independent manufacturers' representatives. Goodren is a service business which competes on the basis of its ability to produce high quality printing on very short notice. The following table summarizes the percentage of sales attributable to major classes of products:

                                      For the Fiscal Years
                                        ended January 31,
                                        -----------------
                                        1997          1996
                                        ----          ----
Point-of-Purchase...........             45%           41%
Wall coverings..............             55%           59%
                                        ---           ---
                                        100%          100%
                                        ---           ---

Management estimates that Goodren has a 5% share in its portion of the printed on plastic point-of-purchase ("P.O.P.") advertising industry. Overall, the P.O.P. industry is a $16 billion business with over 200 manufacturing companies involved. Products for the entire industry range from a wide variety of counter displays and large end-of- aisle displays to small printed products produced by Goodren. The total printed-on-plastic portion of the industry in which Goodren competes, represents approximately $40 million. The Company estimates that approximately ten companies compete directly with Goodren.

Pressure Sensitive Labels, Wraps, Seals and Decals

Athena produces and markets primarily pressure sensitive labels for the premium cosmetics, pharmaceutical, health and beauty aids industries. Other products include non-pressure sensitive labels, soap wraps, decals and seals. Athena's products are sold primarily in the Northeast by manufacturer's representatives as well as in-house sales personnel.

In-Mold Heat Transfer Labels

Flexible produces and markets in-mold, pre-cure heat transfer labels to the rubber and silicone industry primarily for identification and decoration of hoses and belts. Other products include post cure heat transfer labels for rubber patches, tires and other rubber and silicone products.

Flexible's products are sold nationwide primarily to rubber and silicone hose and belt manufacturers, principally by its in-house sales personnel. The remainder is sold by a limited number of manufacturers' representatives.

Management believes that the total in-mold decal/label market for decorating rubber hoses and belts is approximately $8 million with Flexible's share estimated at approximately 18%. The Company estimates that approximately five companies compete directly with Flexible, including the parent company of one of its customers. Flexible is a service business which competes on the basis of its ability to produce and deliver high quality printing on short notice.


                                   PROPERTIES

The following table shows the location of each plant or facility of the Company and its subsidiaries and sets forth related information. The properties listed below are believed adequate to serve the Company's needs for the foreseeable future.


                                  Approx.        Lease
                                   Area        Expiration         Annual
                                 (Sq.Ft.)         Date            Rental                 Principal Use
                                 --------         ----            ------                 -------------
101 W. Forest Avenue              20,000         6/2000          $57,000        Manufacturing and general offices
Englewood, New Jersey                                                           for Goodren and Athena
15237 Proctor Avenue              12,000        Month to         $60,000        Manufacturing and general office
City of Industry, California                    Month                           for Flexible
2923 South Pullman                   500        Month to         $ 6,000        Sales office for Flexible
Santa Ana, California                           Month
22 Blackstone Avenue                 500        Month to         $ 4,800         Office space and headquarters for
Branford, Connecticut                           Month                               the Company


                                LEGAL PROCEEDINGS

Goodren is included in a threatened claim concerning environmental cleanup costs. Goodren is included among a large number of companies involved, and is not one of the major parties. Goodren previously settled the Federal claims related to such cleanup costs and is in the process of settling the State of New Jersey claims related thereto. The amount, if any, that Goodren may ultimately have to pay, is subject to change and is uncertain at this time. It is management's opinion that the Company is adequately reserved for this matter and the ultimate resolution of this case should not have a material impact on the financial condition of the Company.


Goodren has withdrawn from its prior participation in the District 65 Union Pension Plan (the "Plan"). The withdrawal resulted in the assessment of a withdrawal liability owed to the Plan by Goodren. During the year ended January 31, 1995, the Company accrued a reserve for an estimated liability of $560,000 which counsel to the Company believed would be payable over a period of approximately 22 years beginning approximately one year from the withdrawal date. In March of 1996, the Company signed an agreement with the Plan whereby it will make quarterly payments of $7,548. A September 30, 1996, the Company and Goodren entered into a Settlement Agreement with the trustees of the union pension plan whereby Goodren's pension fund liability was reduced to $360,000 payable in 80 equal quarterly payments of $8,752 including annual interest at a rate of 8%. The Company has applied for a hardship case pursuant to the settlement agreement, whereby the Company would reduce its quarterly obligations to $3,000 until such time as the Company is out of hardship. Goodren is also potentially liable for excise taxes of approximately $5,000 under provisions of the Internal Revenue Code.



                           MARKET FOR COMPANY'S COMMON
                      STOCK AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded on the over-the-counter market. Bishop Rosen & Company and Troster, Singer Corporation are the principal market makers. As of April 15, 1997, the Company believes there were approximately 2,500 shareholders of record. The Company's line of credit agreement (which is presently being renegotiated) with Chemical Bank prohibits it from paying dividends without the lender's consent. No dividends have been declared or paid during the past two fiscal years. The following table sets forth, by fiscal quarters, the closing bid prices of the Company's Common Stock per share for 1996 and 1997:

                1996                                   1997
-------------------------------------  -------------------------------------
First Quarter                     3/8  First Quarter                     3/8
Second Quarter                   7/16  Second Quarter                    1/4
Third Quarter                     5/8  Third Quarter                    3/16
Fourth Quarter                    5/8  Fourth Quarter                   3/16

The volume of trading is sporadic and infrequent and the prices quoted may not be representative.



               MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS


Introduction


EAC Industries, Inc. (the "Company"), is a holding company with three operating subsidiaries: Goodren Products Corporation ("Goodren"), Athena Packaging, Inc. ("Athena") and Flexible Printed Products, Inc. ("Flexible"). Goodren designs and prints point-of-purchase advertising displays and wall decorations on semi-durable plastic. Flexible produces and prints on plastic, pre-cured in-mold heat transfer labels for the identification and decoration of rubber and silicone hoses, belts and tire patches.

On September 27, 1996, the Company acquired the business and all of the outstanding shares of Athena and its operations are included in the consolidated operations of the Company from the date of acquisition. Athena produces printed, laminated, embossed and hot-stamped labels, wraps, seals and decals for the cosmetics, pharmaceutical and health and beauty aids industries. In January 1997, Athena's production equipment and administrative functions were moved from New York to Goodren's facility in New Jersey. Even though these companies retain their separate corporate identities, the operations are being considered as one.

The financial information presented herein includes: (i) consolidated balance sheets as of January 31, 1997 and 1996; (ii) consolidated statements of operations for the years ended January 31, 1997 and 1996; (iii) consolidated statements of cash flows for the years ended January 31, 1997 and 1996; and (iv) consolidated statement of changes in shareholders' equity for the years ended January 31, 1997 and 1996.

Results of Operations

Consolidated sales for the year ended January 31, 1997 were $5,988,000 as compared to $7,660,000 for the prior year, reflecting a decrease of $1,672,000 or 21.8%. The primary reason for the decrease in sales was a decrease in the sales generated by the Goodren group (which now includes Athena).

Combined sales for Goodren and Athena for the years ended January 31, 1997 and 1996 were $4,517,000 (including Athena's sales of $238,000) and $6,254,000, respectively. The decrease of $1,737,000 (27.7%) is due to decreases in the wall decoration and point-of-purchase segment of Goodren's business.

Sales for the Company's Flexible subsidiary for the years ended January 31, 1997 and 1996 were $1,471,000 and $1,406,000, respectively. Management believes that this increase of less than 5% was due to additional sales to existing customers.

Consolidated gross profit as a percentage of sales for the years ended January 31, 1997 and 1996 was 26.6% and 29.0%, respectively.

Combined gross profit percentage for Goodren and Athena for the year ended January 31, 1997 was 25.5%. For the year ended January 31, 1996 (prior to the acquisition of Athena), the gross profit percentage of Goodren was 27.5%. Management attributes this decline in the gross profit percentages to higher material costs.

Gross profit percentages realized by Flexible for the years ended January 31, 1997 and 1996 were 30.3% and 35.7%, respectively. Management believes that this decline in the gross profit percentages was also due to higher material costs.

Consolidated selling, general and administrative expenses decreased by $37,000 when comparing the years ended January 31, 1997 to 1996.

Selling, general and administrative expenses for the combined operations of Goodren and Athena for the years ended January 31, 1997 and 1996 were $1,315,000 and $1,671,000, respectively. The Company believes that this decrease of $356,000 (21%) is primarily due to a reduction in payroll and related costs resulting from the decreased sales as discussed above as well as the monitoring of costs more effectively.

Selling, general and administrative expenses for Flexible for the years ended January 31, 1997 and 1996 were $517,000 and $439,000, respectively. This increase is primarily attributable to increased marketing efforts associated with the increase in sales as discussed earlier.

Administrative expenses for the parent company, EAC, increased by $241,000, when comparing the years ended January 31, 1997 to 1996, since EAC is now absorbing a portion of the corporate overhead previously reflected in the operations of the individual subsidiaries.

Consolidated interest expense increased in 1997 over 1996 as a result of higher average borrowings for the year. The Company's outstanding debt was $664,504 at January 31, 1997 compared to $642,706 at January 31, 1996.

The 1997 and 1996 income tax provisions are offset in their entirety by net operating loss carryforwards from prior years. The Company has a loss carryforward of approximately $7,000,000 at January 31, 1997, which is available to offset future operating earnings. These carryforward losses will expire in years after 2005.



For the year ended January 31, 1997, the Company reflected a net loss of $161,270 ($.07 per share). For the year ended January 31, 1996, the Company reflected net income of $129,195 ($.06 per share). This decrease in the net income was primarily due to the decreased sales and gross profit as mentioned above as well as the costs incurred by EAC in acquiring and integrating Athena.

Liquidity and Capital Resources

The Company's financial condition declined somewhat in 1997 from 1996. The Company had working capital of $556,412 as of January 31, 1997 compared to $1,094,285 as of January 31, 1996. This reduction resulted from the operating loss experienced in 1997 as well as the costs of acquiring and moving and integrating Athena's operations into Goodren as well as the purchase of additional capital equipment for Flexible.

For the year ended January 31, 1997, the Company utilized cash of $22,000 for operating activities as compared to $61,000 for the previous year. As a result of the decreased sales in 1997, accounts receivable and inventories also decreased in 1997 as compared to 1996. The Company experienced a decline of approximately 33% in accounts receivable due to the decrease in sales of almost 22% (as discussed earlier) as well as increased collection efforts during the current period.

For the year ended January 31, 1997, the Company was provided cash from investing activities of $18,402 primarily due to proceeds from the sale of fixed assets of $242,000 net of capital expenditures and the investment in the new Athena subsidiary. For the year ended January 31, 1996, the Company utilized $144,102 for the purchase of manufacturing equipment.

Cash flows used in financing activities (debt repayment) aggregated $30,680 during the year ended January 31, 1997 as compared to $154,702 during the prior year.

In March 1996, the Company entered into an agreement to make quarterly payments of $7,548 against a union pension withdrawal liability/shortfall (see Note 12d of Notes to the Consolidated Financial Statements). Subsequently, on September 30, 1996, the Company and Goodren entered into a Settlement Agreement with the Trustees of the union pension plan whereby Goodren's pension fund liability was reduced from $560,000 to $360,000 payable in 80 equal quarterly payments of $8,752 including annual interest at a rate of 8%. The Company has applied for a hardship case pursuant to the Settlement Agreement, whereby the Company would reduce its quarterly obligations to $3,000 until such time as the Company is out of hardship.


In May 1997, Goodren entered into an agreement with its bank providing for a line of credit in the aggregate amount of $500,000 through March 31, 1998. Interest is payable at 2% above the bank's prime rate. Borrowings under this line are secured by all assets of Goodren, and guaranteed by EAC, Athena and Flexible.

The Company believes that its cash on hand as well as the availability of a new borrowing facility will be sufficient to fund planned operations for at least the next 12-month period. The Company is anticipating capital expenditures of approximately $200,000, during the next year, in order to expand the operations of Goodren, Athena and Flexible. Management believes that these expenditures can be funded from existing resources.

There are no known trends, events or uncertainties that are reasonably likely to have an impact on the Company's short-term or long-term liquidity or on its operations. The Company does not believe that its business is seasonal.

Inflation

The Company expects inflation to be moderate and to be offset by cost reduction programs and price increases.

Other

This report contains forward-looking statements and information that is based on management's beliefs and assumptions, as well as information currently available to management. When used in this document, the words "anticipate," "estimate," "expect," "intend" and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company's operating results are fluctuations in the economy, the degree and nature of competition, the risk of delay in product development and release dates and acceptance of, and demand for, the Company's products.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
EAC Industries, Inc.
Branford, Connecticut

We have audited the accompanying consolidated balance sheets of EAC Industries, Inc. and subsidiaries as of January 31, 1997 and 1996 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the two year period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EAC Industries, Inc. and subsidiaries as of January 31, 1997 and 1996 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                                    /s/LAZAR, LEVINE & COMPANY LLP
                                    ------------------------------
                                    LAZAR, LEVINE & COMPANY LLP


New York, New York
April 4, 1997

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                         AS OF JANUARY 31, 1997 AND 1996


                               - ASSETS (Note 6) -


                                                                                        1997             1996
                                                                                        ----             ----
CURRENT ASSETS:
     Cash (Notes 2d and 2h)                                                         $   594,412      $   628,380
     Accounts receivable - net of allowance for doubtful accounts of $45,566
         and $45,980 for 1997 and 1996, respectively (Note 2d)                          666,379          996,132
     Inventories (Notes 2e and 4)                                                       300,238          302,840
     Prepaid taxes and expenses                                                          50,907          101,649
                                                                                    -----------      -----------
TOTAL CURRENT ASSETS                                                                  1,611,936        2,029,001
                                                                                    -----------      -----------

PROPERTY, PLANT AND EQUIPMENT, NET (Notes 2f, 5 and 8)                                  710,166          563,619
                                                                                    -----------      -----------

OTHER ASSETS:
     Costs in excess of net assets acquired (Notes 2g and 3)                            453,601          367,967
     Deferred taxes (Notes 2i and 9)                                                    510,000          510,000
     Other assets (Note 2h)                                                              29,182           52,500
                                                                                    -----------      -----------
                                                                                        992,783          930,467
                                                                                    -----------      -----------
                                                                                    $ 3,314,885      $ 3,523,087
                                                                                    ===========      ===========

                    - LIABILITIES AND SHAREHOLDERS' EQUITY -

CURRENT LIABILITIES:
     Accounts payable                                                               $   247,152      $   246,897
     Accrued expenses (Note 7)                                                          579,441          571,960
     Capital lease obligations - current portion (Note 8b)                               34,589               --
     Long-term liabilities - current portion (Note 8a)                                   14,181           34,232
     Deferred income                                                                         --           75,268
     Acquisition note payable (Note 3)                                                  175,000               --
     Income taxes payable (Notes 2i and 9)                                                5,161            6,359
                                                                                    -----------      -----------
TOTAL CURRENT LIABILITIES                                                             1,055,524          934,716
                                                                                    -----------      -----------

LONG-TERM DEBT - NET OF CURRENT PORTION (Note 8):
     Capital lease obligations                                                           81,377          -
     Other liabilities                                                                  359,357          608,474
                                                                                    -----------      -----------
                                                                                        440,734          608,474
                                                                                    -----------      -----------

COMMITMENTS AND CONTINGENCIES  (Notes 10, 11 and 12)

SHAREHOLDERS' EQUITY:
     Common stock, $.10 par value; 20,000,000 shares authorized;
         2,319,285 shares issued                                                        231,929          231,929
     Capital in excess of par value                                                  10,504,380       10,504,380
     Accumulated deficit                                                             (8,867,082)      (8,705,812)
                                                                                    -----------      -----------
                                                                                      1,869,227        2,030,497
     Less:  Common stock in treasury, 7,598 shares at cost                              (50,600)         (50,600)
                                                                                    -----------      -----------

                                                                                      1,818,627        1,979,897
                                                                                    -----------      -----------
                                                                                    $ 3,314,885      $ 3,523,087
                                                                                    ===========      ===========

              The accompanying notes are an integral part of these consolidated financial statements.

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                        Year Ended January 31,
                                                                                        ----------------------
                                                                                       1997               1996
                                                                                       ----               ----
NET SALES  (Note 11)                                                                 $5,988,315       $7,659,689
                                                                                     ----------       ----------

COSTS AND EXPENSES:
     Cost of products sold                                                            4,392,978        5,435,681
     Selling, general and administrative expenses                                     2,054,633        2,092,565
                                                                                     ----------       ----------
TOTAL COSTS AND EXPENSES                                                              6,447,611        7,528,246
                                                                                     ----------       ----------

OPERATING (LOSS) INCOME                                                                (459,296)         131,443
                                                                                     ----------       ----------

OTHER INCOME (EXPENSE):
     Interest expense                                                                   (22,176)         (14,295)
     Gain on sale of fixed assets                                                       242,000           -
     Interest and other income                                                           99,072           22,809
                                                                                     ----------       ----------
                                                                                        318,896            8,514
                                                                                     ----------       ----------

(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES                                        (140,400)         139,957

     Income taxes, net of operating loss carryforwards (Notes 2i and 9)                  20,870           10,762
                                                                                     ----------       ----------

NET (LOSS) INCOME                                                                    $ (161,270)     $   129,195
                                                                                     ==========      ===========

(LOSS) INCOME PER SHARE  (Note 2j)                                                   $     (.07)     $       .06
                                                                                     ==========      ===========


              The accompanying notes are an integral part of these consolidated financial statements.

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY



                                                                 Capital in                            Common           Total
                                    Number of        Common         Excess          Accumulated        Stock in      Stockholders'
                                     Shares          Stock         of Par            Deficit          Treasury          Equity
                                     ------          -----         ------            -------          --------          ------
Balance at January 31, 1995         2,319,285       $231,929     $10,504,380       ($8,835,007)       ($50,600)       $1,850,702
Net income for the year                    --             --              --           129,195               --          129,195
                                    ---------       --------     -----------       ------------       ---------       ----------
Balance at January 31, 1996         2,319,285        231,929      10,504,380        (8,705,812)        (50,600)        1,979,897
Net loss for the year                      --             --              --          (161,270)              --        (161,270)
                                    ---------       --------     -----------       ------------       ---------       ----------
     BALANCE AT                     2,319,285       $231,929     $10,504,380       ($8,867,082)       ($50,600)       $1,818,627
     JANUARY 31, 1997               =========       ========     ===========       ============       =========       ==========


              The accompanying notes are an integral part of these consolidated financial statements.

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                        Year Ended January 31,
                                                                                        ----------------------
                                                                                       1997               1996
                                                                                       ----               ----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net (loss) income                                                                $(161,270)      $ 129,195
     Adjustments to reconcile net (loss) income to cash (utilized) by operating activities:
         Depreciation and amortization                                                  141,035          105,201
         Allowance for doubtful accounts                                                 75,000           30,000
         Amortization of deferred rental income                                         (75,268)        (103,938)
         Gain on sale of fixed assets                                                  (242,000)              --
     Changes in assets and liabilities:
         Decrease (increase) in accounts and notes receivable                           461,728         (209,509)
         Decrease in inventories                                                        105,166          215,480
         Decrease (increase) in prepaid expenses                                        116,880          (35,622)
         (Decrease) in accounts payable, accrued expenses and accrued income
            taxes                                                                      (442,961)        (167,130)
         (Decrease) in other, net                                                            --          (25,000)
                                                                                      ---------        ---------
              Net cash (utilized) by operating activities                               (21,690)         (61,323)
                                                                                      ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from sale of fixed assets                                                 242,000               --
     Capital expenditures                                                               (48,598)        (144,102)
     Investment in new subsidiary                                                      (175,000)              --
                                                                                      ---------        ---------
              Net cash provided (used) by investing activities                           18,402         (144,102)
                                                                                      ---------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
     (Decrease) in short-term debt                                                           --         (150,000)
     Payments of capital lease obligations                                              (25,870)              --
     Payments of long-term debt                                                          (4,810)          (4,702)
                                                                                      ---------        ---------
              Net cash (used by) financing activities                                   (30,680)        (154,702)
                                                                                      ---------        ---------

(DECREASE) IN CASH AND CASH EQUIVALENTS                                                 (33,968)        (360,127)

     Cash and cash equivalents, at beginning of year                                    628,380          988,507
                                                                                      ---------        ---------

CASH AND CASH EQUIVALENTS, AT END OF YEAR                                             $ 594,412        $ 628,380
                                                                                      =========        =========

SUPPLEMENTAL CASH FLOW INFORMATION:
     Interest paid                                                                    $ 17,906         $ 14,295
     Income taxes paid                                                                   6,260           50,070


              The accompanying notes are an integral part of these consolidated financial statements.

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS ENDED JANUARY 31, 1997 AND 1996


NOTE     1 -  DESCRIPTION OF THE COMPANY:

              EAC Industries, Inc., the Company, was organized in 1958 as a New York corporation. The Company is a holding company with three wholly-owned operating subsidiaries, Goodren Products Corporation ("Goodren"), Flexible Printed Products, Inc. ("Flexible") and Athena Packaging, Inc. ("Athena"), see Note 3. Goodren designs and produces point-of-purchase advertising displays and wall decorations on semi-durable plastic. Goodren's major market is consumer product manufacturers and one marketer of children's wall decorations. Flexible produces and prints on plastic, pre-cure in-mold heat transfer labels for the identification and decoration of rubber and silicone hoses, belts and tire patches. Athena produces printed laminated, embossed and hot stamped labels, wraps, seals and decals for the cosmetics, pharmaceutical and health and beauty aids industries. Each of these subsidiaries sells their products to customers throughout the United States.


NOTE     2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

              The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies considered particularly significant.

              (a)  Use of Estimates:

                   In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

              (b)  Basis of Consolidation:

                   The consolidated financial statements include the accounts of the Company and its operating subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS ENDED JANUARY 31, 1997 AND 1996



NOTE     2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued):

              (c)  Statements of Cash Flows:

                   For purposes of the statements of cash flows, the Company considers all investments purchased with a remaining maturity of three months or less to be a cash equivalent.

              (d)  Concentration of Credit Risk:

                   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable.

                   The Company and its subsidiaries maintain, at times, deposits, in federally insured financial institutions, in excess of federally insured limits. Management attempts to monitor the soundness of these financial institutions and feels the Company's risk is negligible.

                   Concentrations of credit risk with respect to accounts receivable are limited due to the large customer base maintained by the operating subsidiaries.

              (e)  Inventories:

                   Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis.

              (f)  Property, Plant and Equipment:

                   Fixed assets are reflected at cost. The Company principally uses the straight-line method to compute depreciation of fixed assets. Depreciation lives generally range from three to ten years for furniture and fixtures, machinery and equipment and transportation equipment. Buildings are being amortized over 20 years and leasehold improvements are amortized over the useful life of the asset or the term of the lease, whichever is shorter. Major renewals and betterments of fixed assets are capitalized while maintenance and repairs are expensed as incurred. Upon retirement of fixed assets, the related cost and accumulated depreciation are written off and any gain or loss is reflected in income.

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS ENDED JANUARY 31, 1997 AND 1996



NOTE     2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued):

              (g)  Goodwill:

                   Costs in excess of net assets acquired are considered goodwill and are being amortized over periods ranging from 15 to 40 years on a straight line basis. Amortization costs were $24,208 and $24,833 for the years ended January 31, 1997 and 1996, respectively. Accumulated amortization as of January 31, 1997 and 1996 aggregated $257,250 and $243,042, respectively.

                   The Company periodically reviews the valuation and amortization of goodwill to determine possible impairment by comparing the carrying value to the undiscounted future cash flows of the related assets in accordance with Statement of Financial Accounting Standard No. 121 Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of.

              (h)  Restricted Cash:

                   Cash balances required to be maintained in a severance fund ($25,000) as per Goodren's contract with a labor union, is considered as restricted cash, and is included in non-current assets.

              (i)  Income Taxes  (see also Note 9):

                   The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109") effective February 1, 1993. The standards of SFAS No. 109 require that the Company utilize an asset and liability approach for financial accounting and reporting for income taxes. The primary objectives of accounting for income taxes under SFAS No. 109 are to (a) recognize the amount of tax payable for the current year and (b) recognize the amount of deferred tax liability or asset based on management's assessment of the tax consequences of events that have been reflected in the Company's financial statements or tax returns.

              (j)  Income Per Share:

                   Net (loss) income per share has been computed based upon the weighted average number of common and common equivalent shares outstanding during each period presented.

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS ENDED JANUARY 31, 1997 AND 1996



NOTE     3 -  ACQUISITION:

              On September 27, 1996, the Company purchased all of the outstanding capital stock of Athena Packaging, Inc. ("Athena"), for $350,000. The acquisition agreement required that 50% of the purchase price be paid at closing and the balance paid on March 1, 1997. The acquisition was accounted for as a purchase, accordingly, the acquired assets and liabilities assumed through this purchase have been recorded at their estimated fair market values at the date of acquisition. The cost of the acquisition exceeded the fair market value of the assets acquired by $124,050, which amount was assigned to goodwill and is being amortized on a straight-line basis over 15 years (see Note 2g).

              The Company's consolidated statements of operations include the revenues and expenses of Athena beginning September 27, 1996, the date of acquisition. The following pro forma results were developed assuming the acquisition had occurred at the beginning of the earliest period presented (February 1, 1995).

                                                  Year Ended January 31,
                                                  ----------------------
                                                   1997             1996
                                                   ----             ----
                                               (Unaudited)      (Unaudited)

             Net sales                         $6,541,000       $8,512,000
             Net (loss) earnings                $(135,000)        $127,000
             (Loss) earnings per share              $(.06)            $.05


NOTE     4 -  INVENTORIES:

              Inventories at January 31, 1997 and 1996 consisted of the following:

                                                 1997            1996
                                              ---------        ---------

              Raw materials                    $234,768         $250,005
              Work in process                    60,470           48,435
              Finished goods                      5,000            4,400
                                               --------         --------
                                               $300,238         $302,840

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS ENDED JANUARY 31, 1997 AND 1996


NOTE     5 -  PROPERTY, PLANT AND EQUIPMENT:

              Fixed assets and accumulated depreciation at January 31, 1997 and 1996 consisted of the following:

                                                   1997            1996
                                                   ----            ----

              Building and improvements         $  343,874       $  388,973
              Machinery and equipment            1,093,170        1,100,347
              Label artwork                        150,000          150,000
              Transportation equipment              22,275           47,812
              Furniture and fixtures                65,977           45,528
                                                ----------       ----------
                                                 1,675,296        1,732,660
              Less:  accumulated depreciation
                    and amortization             1,002,630        1,206,541
                                                ----------       ----------
                                                   672,666          526,119
              Add:  Land                            37,500           37,500
                                                ----------       ----------
                                                $  710,166       $  563,619
                                                ==========       ==========

              For the years ended January 31, 1997 and 1996, depreciation expense aggregated $116,827 and $80,368, respectively.


NOTE     6 -  SHORT-TERM DEBT:

              The Company established a new loan facility, effective in January 1996 which offered a maximum line of credit of $750,000, provided for advances of up to 80% of eligible accounts receivable and 50% of finished goods inventory (for a maximum of $350,000) and was collateralized by all of the assets of the Company and its subsidiaries. This line of credit expired in January 1997. Interest accrued at the annual rate of prime plus 2%. As of January 31, 1997 and 1996 there were no outstanding borrowings under this agreement. The Company is in the process of negotiating a new credit facility with its bank.

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS ENDED JANUARY 31, 1997 AND 1996




NOTE     7 -  ACCRUED EXPENSES:

              At January 31, 1997 and 1996 accrued expenses consisted of the following:


                                                                                1997             1996
                                                                                ----             ----


                           Salaries and wages                                 $ 47,649         $ 37,776
                           Workers' compensation                                20,000           20,000
                           Union welfare benefits                               20,000           20,000
                           Litigation reserve (Note 12c)                       159,000          159,000
                           Accrued pension costs                               155,000          142,876
                           Accrued payroll taxes                                11,118           18,761
                           Accrued interest payable                                  -           82,154
                           Other operating expenses                            166,674           91,393
                                                                              --------         --------
                                                                              $579,441         $571,960



NOTE     8 -  LONG-TERM DEBT:

              (a)  Other Liabilities:

                   At January 31, 1997 and 1996 long-term liabilities included the following:

                                                                               1997             1996
                                                                               ----             ----
                   9% equipment note payable in monthly
                   installments of $427, inclusive of interest,
                   maturing in April 1998                                     $  5,283        $ 10,092

                   Union pension withdrawal liability/shortfall,
                   presently payable in quarterly installments of $8,752
                   (including interest at 8% per annum
                   (see Note 12d)                                              368,255          632,614
                                                                              --------         --------
                                                                               373,538          642,706
                           Less: current portion                                14,181           34,232
                                                                              --------         --------
                                                                              $359,357         $608,474



              Aggregate maturities of long-term liabilities for the next five and in the aggregate are $14,181, $9,525, $10,194 $10,911, $11,678 and $317,049 thereafter.

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS ENDED JANUARY 31, 1997 AND 1996


NOTE     8 -  LONG-TERM DEBT (Continued):

              (b)  Capital Lease Obligations:

                   The Company and its subsidiaries are the lessees of machinery and equipment under leases expiring at various dates through July 2001. The assets and liabilities are recorded at the lower of the present value of the minimum lease payments or the fair market value of the assets. The assets are depreciated over their estimated useful lives. Depreciation of assets under capital leases included in depreciation expense for the year ended January 31, 1997, aggregated $4,440.

                   Minimum future lease payments under capital leases as of January 31, 1997 and for each of the next five years are as follows:

                           1998                                   $  48,593
                           1999                                      40,978
                           2000                                      33,228
                           2001                                      17,448
                           2002                                       8,724
                                                                   --------
                  Total minimum lease payments                      148,971
                  Less: amount representing interest                (33,005)
                                                                   --------
                                                                   $115,966
                                                                   ========


NOTE     9 -  INCOME TAXES:

              The provision for income taxes consisted of the following for the years ended January 31, 1997 and 1996:


                                                                               1997            1996
                                                                               ----            ----
                           Current:
                              Federal (net of benefit of operating
                                 loss carryforward)                           $    --         $    --
                              State and local                                  20,870          10,762
                                                                              -------         -------
                                                                               20,870          10,762
                                                                              -------         -------
                           Deferred:
                              Federal                                              --              --
                              State and local                                      --              --
                                                                              -------         -------
                                                                                   --              --
                                                                              -------         -------

                           Provision for Income Taxes                         $20,870         $10,762
                                                                              =======         =======

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS ENDED JANUARY 31, 1997 AND 1996



NOTE     9 -  INCOME TAXES (Continued):

              The components of the net deferred income tax asset, pursuant to SFAS 109, as of January 31, 1997 and 1996 are as follows:

                                                                               1997            1996
                                                                               ----            ----
                           Deferred tax assets:
                               Accounts receivable                          $    5,400       $    5,400
                               Inventory                                         1,800            1,800
                               Operating loss carryforward                   2,040,000        2,040,000
                                                                            ----------       ----------

                           Total deferred tax asset                          2,047,200        2,047,200

                               Valuation allowance                           1,537,200        1,537,200
                                                                            ----------       ----------
                           Net Deferred Income Tax Asset                    $  510,000       $  510,000
                                                                            ==========       ==========

              The Company has available operating loss carryforwards for federal tax purposes of approximately $7,000,000. These losses expire in various years beginning in 2005 and may result in deferred tax assets. The Company has recognized this asset but has provided a valuation allowance based on the portion of the asset considered realizable over the next three years. This allowance will be evaluated at the end of each year, considering both positive and negative evidence concerning the realizability of the asset, and will be increased or reduced accordingly.

              Reconciliation of the statutory Federal income tax rate to the Company's negative effective tax rate for the years ended January 31, 1997 and 1996 is not provided due to the utilization of net operating losses and the recognition of the deferred tax asset above.


NOTE 10    -  RETIREMENT PLANS:

              Goodren has a defined contribution profit sharing plan covering a substantial portion of its employees. Contributions are based on a percentage of each participant's compensation or a fixed annual contribution for union employees based on a collective bargaining agreement. The cost of the plan amounted to $35,000 and $44,000 in 1997 and 1996. See also Note 12d.

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS ENDED JANUARY 31, 1997 AND 1996


NOTE 11    -  ECONOMIC DEPENDENCY:

              One of the Company's customers accounted for 39% of net sales for each of the years ended January 31, 1997 and 1996.


NOTE 12    -  COMMITMENTS AND CONTINGENCIES:

           (a)     Operating Leases:

                   The Company and its subsidiaries lease certain administrative and manufacturing facilities and equipment under operating leases expiring at various times through 2000. Other locations are rented on a month to month basis. Rental and lease expense aggregated approximately $146,512 and $147,000 for the years ended January 31, 1997 and 1996, respectively.

                   Future minimum rental commitments for existing operating leases and in the aggregate are as follows:

                   Fiscal year ending January 31,  1998 -         $  70,699
                                                   1999 -            66,032
                                                   2000 -            66,032
                                                   2001 -            27,513
                                                                   --------
                                                                   $230,276

           (b)     Employment Contracts:

                   The Company has an employment contract (the "Contract") with the President of Goodren which expired on January 31, 1994 and which is subject to automatic renewals for successive one year terms. The contract specifies base compensation of $155,000 for the initial term and is subject to annual increases based on changes in the consumer price index. The contract also provides for additional compensation equal to 5% of the operating income of Goodren provided such operating income exceeds $650,000 for the fiscal year. In December 1994, Goodren entered into a further agreement with this executive whereby the proceeds of a newly purchased term life insurance policy in the amount of $250,000 will be paid to the spouse upon the death of this executive.

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS ENDED JANUARY 31, 1997 AND 1996



NOTE 12    -  COMMITMENTS AND CONTINGENCIES  (Continued):

           (b)     Employment Contracts (continued):

                   Flexible has entered into an employment contract with its President for a three year period ending December 15, 1997, which is subject to renewals for successive one year terms. The base compensation under this contract is $75,000 with adjustments to be made annually based on changes in the consumer price index. The contract also provides for additional compensation based on annual sales revenue and/or gross profit performance of Flexible. The contract also encompasses non-compete provisions, availability of medical benefits and the use of an automobile.

           (c)     Litigation:

                   Goodren is included in a threatened claim concerning environmental cleanup costs. Goodren is included among a large number of companies involved, and is not one of the major parties. The amount, if any, that Goodren may ultimately have to pay, is not considered material, is subject to change and is uncertain at this time. It is management's opinion that the Company is adequately reserved for this matter and the ultimate resolution of this case should not have a material impact on the financial condition of the Company.

           (d)     Other:


                   Goodren has withdrawn from participating in the District 65 Union Pension Plan (the "Plan"), see Note 10. The withdrawal has resulted in the assessment of a withdrawal liability owed to the Plan by Goodren. During the year ended January 31, 1995, the Company accrued a reserve for an estimated liability of $560,000 which counsel to the Company believed would be payable over a period of approximately 22 years beginning approximately one year from the withdrawal date. In March of 1996, subsequent to the balance sheet, the Company signed an agreement with the Plan whereby they will make quarterly payments of $7,548. A September 30, 1996, the Company and Goodren entered into a Settlement Agreement with the Trustees of the union pension plan whereby Goodren's pension fund liability was reduced to $360,000 payable in 80 equal quarterly payments of $8,752 including annual interest at a rate of 8%. The Company has applied for a hardship case pursuant to the Settlement Agreement, whereby the Company would reduce its quarterly obligations to $3,000 until such time as the Company is out of hardship. Goodren is also potentially liable to the Internal Revenue Service ("IRS") for excise taxes of approximately $5,000 under paragraph 4971 of the Internal Revenue Code, which states that an employer who contributes to a qualified plan will be subject to an excise tax liability, of approximately 10%, for failing to contribute the amount determined to be an accumulated funding deficiency.

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-QSB

                        QUARTERLY REPORT PURSUANT TO THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the quarterly period ended July 31, 1997


                                       OF


                              EAC INDUSTRIES, INC.

ITEM I.  FINANCIAL STATEMENTS:

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEETS

                               - ASSETS (Note 2) -


                                                                                      July 31,       January 31,
                                                                                        1997            1997
                                                                                        ----            ----
                                                                                     (unaudited)
CURRENT ASSETS:
     Cash                                                                           $   463,808      $   594,412
     Notes and accounts receivable - net of allowance for doubtful accounts
         of $45,566 at July 31, and January 31, 1997, respectively                      739,534          666,379
     Inventories                                                                        336,244          300,238
     Prepaid taxes and expenses                                                          69,560           50,907
                                                                                    -----------      -----------

TOTAL CURRENT ASSETS                                                                  1,609,146        1,611,936
                                                                                    -----------      -----------

PROPERTY, PLANT AND EQUIPMENT, NET                                                      646,302          710,166
                                                                                    -----------      -----------

OTHER ASSETS:
     Costs in excess of net assets acquired - net                                       432,985          453,601
     Deferred income taxes                                                              510,000          510,000
     Other assets                                                                        29,182           29,182
                                                                                    -----------      -----------
                                                                                        972,167          992,783
                                                                                    -----------      -----------
                                                                                    $ 3,227,615      $ 3,314,885
                                                                                    ===========      ===========


                    - LIABILITIES AND SHAREHOLDERS' EQUITY -

CURRENT LIABILITIES:
     Bank line of credit (Note 2)                                                   $    35,000      $        --
     Accounts payable                                                                   257,360          247,152
     Accrued expenses                                                                   568,133          579,441
     Long-term liabilities - current portion                                             91,558          223,770
     Income taxes payable                                                                 1,200            5,161
                                                                                    -----------      -----------

TOTAL CURRENT LIABILITIES                                                               953,251        1,055,524
                                                                                    -----------      -----------

LONG-TERM LIABILITIES - NET OF CURRENT PORTION                                          503,778          440,734
                                                                                    -----------      -----------

COMMITMENTS AND CONTINGENCIES  (Note 4)

SHAREHOLDERS' EQUITY:
     Common stock, $.10 par value; 20,000,000 shares authorized,
         2,319,285 shares issued                                                        231,929          231,929
     Capital in excess of par value                                                  10,504,380       10,504,380
     Accumulated deficit                                                             (8,915,123)      (8,867,082)
                                                                                    -----------      -----------
                                                                                      1,821,186        1,869,227
     Less:    Common stock in treasury, 7,598 shares at cost                            (50,600)         (50,600)
                                                                                    -----------      -----------
                                                                                      1,770,586        1,818,627
                                                                                    -----------      -----------
                                                                                    $ 3,227,615      $ 3,314,885
                                                                                    ===========      ===========



                   The accompanying notes are an integral part of these consolidated statements.

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                                            For The Three Months           For The Six Months
                                                                Ended July 31,                Ended July 31,
                                                                --------------                --------------
                                                             1997          1996             1997          1996
                                                             ----          ----             ----          ----

NET SALES                                                $1,429,473      $1,742,596     $3,172,129    $3,448,400
                                                         ----------      ----------     ----------    ----------

COSTS AND EXPENSES:
    Cost of products sold                                 1,032,142       1,381,521      2,272,395     2,575,746
    Selling, general and administrative expenses            455,097         461,217        931,133     1,010,470
                                                         ----------      ----------     ----------    ----------
TOTAL COSTS AND EXPENSES                                  1,487,239       1,842,738      3,203,528     3,586,216
                                                         ----------      ----------     ----------    ----------

OPERATING (LOSS)                                            (57,766)       (100,142)       (31,399)     (137,816)
                                                         ----------      ----------     ----------    ----------

OTHER INCOME (EXPENSES):
    Interest expense                                         (8,629)         (2,296)       (19,185)       (2,439)
    Interest and other income                                   407          26,461          2,543        48,946
                                                         ----------      ----------     ----------    ----------
                                                             (8,222)         24,165        (16,642)       46,507
                                                         ----------      ----------     -----------   ----------

(LOSS) BEFORE INCOME TAXES                                  (65,988)        (75,977)       (48,041)      (91,309)

       Income taxes, net of operating loss carryforwards         --              --             --            --
                                                         ----------      ----------     ----------    ----------

NET (LOSS)                                               $ (65,988)      $ (75,977)     $ (48,041)    $ (91,309)
                                                         ==========      ==========     ==========    ==========

(LOSS) PER SHARE  (Note 3)                                   $( .03)          $(.03)         $(.02)        $(.04)
                                                             ======           =====          =====         =====




                   The accompanying notes are an integral part of these consolidated statements.

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                             For The Six Months
                                                                                               Ended July 31,
                                                                                               --------------
                                                                                              1997         1996
                                                                                              ----         ----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net (loss)                                                                           $  (48,041)   $ (91,309)
    Adjustments to reconcile net (loss) to cash provided from operating activities:
       Depreciation and amortization                                                         81,530       53,424
       Amortization of deferred rental income                                                    --      (37,634)
    Change in assets and liabilities:
       (Increase) decrease in accounts and notes receivable                                 (73,155)      66,826
       (Increase) decrease in inventories                                                   (36,006)     120,292
       (Increase) in prepaid expenses and other assets                                      (22,614)      (2,081)
       Increase (decrease) in accounts payable, accrued expenses and accrued
          income taxes                                                                      107,997      (46,569)
                                                                                          ---------    ---------
       Net cash provided from operating activities                                            9,711       62,949
                                                                                          ----------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
       Capital expenditures                                                                  (1,520)      (12,853)
                                                                                          ---------    ----------
       Net cash (used by) investing activities                                               (1,520)      (12,853)
                                                                                          ---------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowings from bank line of credit                                                  35,000            --
    Payments of long-term debt                                                             (173,795)      (13,579)
                                                                                          ---------    ----------
    Net cash (used by) financing activities                                                (138,795)      (13,579)
                                                                                          ---------    ----------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                       (130,604)      36,517

CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR                                             594,412      628,380
                                                                                          ---------    ---------

CASH AND CASH EQUIVALENTS, AT END OF PERIOD                                               $ 463,808    $ 664,897
                                                                                          =========    =========




                   The accompanying notes are an integral part of these consolidated statements.

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
          NOTES TO INTERIM CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 1 -     BASIS OF PRESENTATION:

             In the opinion of management, the accompanying unaudited interim consolidated condensed financial statements of EAC Industries, Inc. (the "Company") and its subsidiaries, contain all adjustments necessary (consisting of normal recurring accruals or adjustments only) to present fairly the Company's financial position as of July 31, 1997, the results of its operations for the three and six month periods ended July 31, 1997 and 1996 and cash flows for the six month periods ended July 31, 1997 and 1996.

             The accounting policies followed by the Company are set forth in
             Note 2 to the Company's consolidated financial statements included in its Annual Report on Form 10-KSB for the year ended January 31, 1997, which is incorporated herein by reference. Specific reference is made to this report for a description of the Company's securities and the notes to consolidated financial statements.

             The results of operations for the three and six month periods ended July 31, 1997 are not necessarily indicative of the results to be expected for the full year.


NOTE 2 -     BANK LINE OF CREDIT:

             In May 1997, Goodren entered into an agreement with its bank providing for a line of credit in the aggregate amount of $500,000 through March 31, 1998. Interest is payable at 2% above the bank's prime rate. Borrowings under this line are secured by all assets of Goodren, and guaranteed by EAC, Athena and Flexible.


NOTE 3 -     EARNINGS (LOSS) PER SHARE:

             Earnings (loss) per share has been computed on the basis of the weighted average number of common shares and common equivalent shares outstanding during each period presented.

             In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 - Earnings Per Share, which pronouncement changes the method for calculating earnings per share. SFAS 128 requires presentation of "basic " and "diluted" earnings per share as opposed to "primary" and "fully diluted" earnings per share, and is effective for periods ending after December 15, 1997. Early adoption is not permitted. Management does not believe that SFAS 128 will result in earnings per share that is materially different from that currently reported.

                      EAC INDUSTRIES, INC. AND SUBSIDIARIES
          NOTES TO INTERIM CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 4 -     CONTINGENCY:

             Goodren has withdrawn from participating in the District 65 Union Pension Plan (the "Plan"). This withdrawal resulted in the assessment of a withdrawal liability owed to the Plan by Goodren. During the year ended January 31, 1995, the Company accrued a reserve for an estimated liability of $560,000 which counsel to the Company believed would be payable over a period of approximately 22 years beginning approximately one year from the withdrawal date. In March of 1996, the Company signed an agreement with the Plan whereby they will make quarterly payments of $7,548. On September 30, 1996, the Company and Goodren entered into a Settlement Agreement with the Trustees of the union pension plan whereby Goodren's pension fund liability was reduced to $360,000 payable in 80 equal quarterly payments of $8,752 including annual interest at a rate of 8%. The Company has applied for a hardship case pursuant to the Settlement Agreement, whereby the Company would reduce its quarterly obligations to $3,000 until such time as the Company is out of hardship. Goodren is also potentially liable to the Internal Revenue Service ("IRS") for excise taxes of approximately $5,000 under paragraph 4971 of the Internal Revenue Code.

ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION:

             Introduction:

             EAC Industries, Inc., the Company, is a holding company with three operating subsidiaries: Goodren Products Corporation ("Goodren"), Athena Packaging, Inc. ("Athena") and Flexible Printed Products, Inc. ("Flexible"). Goodren designs and prints point-of-purchase advertising displays and wall decorations on semi-durable plastic. Athena produces printed, laminated embossed and hot-stamped labels, wraps, seals and decals for the cosmetics, pharmaceutical and health and beauty aids industries. Flexible produces and prints on plastic, pre-cure in-mold heat transfer labels for the identification and decoration of rubber and silicone hoses, belts and tire patches.

             The financial information presented herein includes: (i) Consolidated condensed balance sheets as of July 31, 1997 and January 31, 1997; (ii) Consolidated condensed statements of operations for the three and six month periods ended July 31, 1997 and 1996 and (iii) Consolidated condensed statements of cash flows for the six month periods ended July 31, 1997 and 1996.

             Results of Operations:

             Consolidated sales for the three-month period ended July 31, 1997 were $1,430,000 as compared to $1,743,000 for the comparable period of the prior year, reflecting a decrease of $313,000 or 18%. Consolidated sales for the six-month period ended July 31, 1997 were $3,172,000 as compared to $3,448,000 for the comparable period of the prior year, reflecting a decrease of $276,000 or 8%. The primary reason for the decrease in sales was due to a decrease in the sales generated by the Goodren group, which now includes Athena.

             Combined sales for Goodren and Athena for the three and six month periods ended July 31, 1997 were $1,050,000 and $2,404,000, respectively. For the comparable periods of the previous year (prior to the acquisition of Athena by EAC), sales were $1,415,000 and $2,746,000, respectively. The decrease of $365,000 for the three-month period is due to a 60% drop in Goodren's sales to the wall decoration segment of its business net of a 38% increase in point-of-purchase sales. The decline in sales for the six-month period of $342,000 was due to decreased sales in both the point of purchase (31%) and wall decoration (26%) segments of Goodren's business.

             Sales for the Company's Flexible subsidiary for the three and six month periods ended July 31, 1997 were $379,000 and $769,000, respectively, as compared to $328,000 and $702,000, respectively, for the same periods of the prior year. Management believes that these increases were due to additional sales to existing customers.

             Consolidated gross profit as a percentage of sales for the three-month periods ended July 31, 1997 and 1996 was 27.8% and 20.7%, respectively. Consolidated gross profit as a percentage of sales for the six-month periods ended July 31, 1997 and 1996 was 28.4% and 25.3%, respectively.

             Combined gross profit percentage for Goodren and Athena for the three and six month periods ended July 31, 1997 were 24.1% and 25.4%, respectively. For the comparable periods of the previous year (prior to the acquisition of Athena by EAC), gross profit percentages of Goodren were 19.6% and 24.5%, respectively. Management attributes this improvement in the gross profit percentages to lower material costs and reduced manufacturing labor costs associated with the reduced sales as mentioned above.

             Gross profit percentage realized by Flexible for the three and six month periods ended July 31, 1997 were 38.2% and 37.5%, respectively, as compared to 25.7% and 29.1%, respectively, for the same periods of the prior year. Management believes that the increased gross profit percentages experienced by Flexible were largely due to a decline in raw materials cost.

             Consolidated selling, general and administrative expenses decreased by $79,000 or 7.8% when comparing the six month periods ended July 31, 1997 to the same period in 1996. The Company reflected a small decrease of approximately 1% in selling, general and administrative expenses for the three-month period ended July 31, 1997 when compared to the three-month period ended July 31, 1996.

             Selling, general and administrative expenses for the combined operations of Goodren and Athena for the three and six month periods ended July 31, 1997 were $293,000 and $582,000, respectively. For the comparable periods of the prior year, such expenses were $294,000 and $662,000, respectively. The Company believes that this decrease is due a reduction in payroll and related costs resulting from the decreased sales as discussed above as well as the monitoring of costs more effectively.

             Selling, general and administrative expenses for Flexible for the three and six month periods ended July 31, 1997 were $82,000 and $164,000, respectively. For the comparable periods of the prior year, such expenses were $100,000 and $216,000, respectively. These decreases are attributable to the monitoring of costs more effectively.

             For the three months ended July 31, 1997 and 1996, the Company reflected net losses of $65,988 ($.03 per share) and $75,977 ($.03 per share), respectively. For the six months ended July 31, 1997 and 1996, the Company reflected net losses of $48,041 ($.02 per share) and $91,309 ($.04 per share), respectively. These decreases in the net loss were primarily due to the decrease in cost of sales and reduced operating overhead net of the decreases in sales as mentioned above.

             Liquidity and Capital Resources:

             At July 31, 1997, the Company's working capital was $656,000 compared to working capital of $556,000 at its year ended January 31, 1997. Cash amounted to $464,000 at July 31, 1997 compared to $594,000 at January 31, 1997.

             In May 1997, Goodren entered into an agreement with its bank providing for a line of credit in the aggregate amount of $500,000 through March 31, 1998. Interest is payable at 2% above the bank's prime rate. Borrowings under this line are secured by all assets of Goodren, and guaranteed by EAC, Athena and Flexible. The line is only available to Goodren for its use.

             The Company is anticipating capital expenditures of approximately $200,000, during the next year, in order to expand the operations of Goodren, Athena and Flexible. Management believes that these expenditures can be funded from existing resources.

             The Company believes that its cash flows from operations will be sufficient to meet its financial requirements over the next twelve months.

             Other:

             This report contains forward-looking statements and information that is based on management's beliefs and assumptions, as well as information currently available to management. When used in this document, the words "anticipate," "estimate," "expect," "intend" and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company's operating results are fluctuations in the economy, the degree and nature of competition, the risk of delay in product development and release dates and acceptance of, and demand for, the Company's products.

                              EAC INDUSTRIES, INC.
                  NOTICE OF 1997 ANNUAL MEETING OF SHAREHOLDERS

                           [October/November] __, 1997

         NOTICE IS HEREBY GIVEN that the 1997 Annual Meeting of Shareholders of EAC INDUSTRIES, INC., a New York corporation (the "Company"), will be held at The Yale Club, 50 Vanderbilt Avenue, New York, New York 10017, on
[October/November] ____, 1997 at 8:30 a.m., local time, for the following purposes:


1.       To elect four (4) Directors.

2. To amend the Company's Restated Certificate of Incorporation to effect a 1 for 100 share reverse stock split of the Common Stock and to pay cash in lieu of fractional shares and to immediately thereafter to reclassify such resulting whole shares on a 100 for 1 basis.

3. To transact such other business as may properly come before said Annual Meeting and any and all adjournments thereof.

         The Board of Directors has fixed the close of business on August 20, 1997 as the record date for the determination of shareholders who are entitled to notice of, and to vote at, the meeting or any adjournments thereof.
The transfer books of the Company will not be closed.

                       By Order of the Board of Directors

                               PETER B. FRITZSCHE

                          Chairman of the Board and CEO


October ___, 1997

                              EAC INDUSTRIES, INC.
                              22 Blackstone Avenue
                               Branford, CT 06405

                                 PROXY STATEMENT
                         ANNUAL MEETING OF SHAREHOLDERS


         This Proxy Statement, which is being mailed to shareholders on or about September __, 1997, is furnished in connection with the solicitation of proxies by the Board of Directors of EAC Industries, Inc., a New York corporation ("EAC" or the "Company"), to be used at the 1997 Annual Meeting of Shareholders of the Company to be held at the time and place and for the purposes specified in the foregoing Notice.


         You are requested to complete, date and sign the accompanying proxy and return it promptly to the Company in the enclosed envelope. Proxies duly executed and received in time for the meeting will be voted at the meeting in accordance with the instructions thereof. Such proxies may, nevertheless, be revoked at any time prior to the voting thereof.


         The Board of Directors has fixed the close of business on September __, 1997 as the record date for the determination of shareholders who are entitled to notice of, and to vote at, the meeting or any adjournments thereof. The transfer books of the Company will not be closed. As of September __, 1997 there were 2,311,687 shares of common stock outstanding, the holders of which are entitled to one vote per share on all matters presented at the meeting. Directors are elected by a plurality of votes cast. Under the law of New York, EAC's state of incorporation, "votes cast" at a meeting of stockholders by the holders of shares entitled to vote are determinative of the outcome of the matter subject to vote. Abstentions, broker non-votes, and withheld votes will not be considered "votes cast" based on EAC's understanding of state law requirements. To the best knowledge of the Company, there is one shareholder owning more than 5% of the Company's Common Stock. See "Principal Holders of Securities."

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

         Proxies in the accompanying form, which are properly executed, marked, duly returned and not revoked, will be voted as directed. Unless otherwise indicated, such proxies will be voted in favor of the election of the four nominees for directors of EAC whose names appear below. If any of the nominees for directors becomes unavailable to serve prior to the meeting date, an event which the Board of Directors does not presently anticipate, the proxies will be voted for substitute nominees who will be persons designated by the Board of Directors of EAC. Directors of EAC are to be elected at its Annual Meeting to hold office until the next Annual Meeting of Shareholders and until the election of their respective successors.


         The following table sets forth the names of the nominees for the election to the Board of Directors, their business experience during the past five years, their positions, if any, with EAC, their previous terms as directors and the number of shares of Common Stock of EAC owned beneficially by each of them as of September __, 1997. Each nominee's Common Stock ownership represents less than 1% of the aggregate amount of Common Stock outstanding, except for Peter B. Fritzsche whose beneficial ownership represents approximately 20% of the outstanding Common Stock of the Company.



                                                                                                     Common Stock
                                                                                                         Owned
                                                                                  Director           Beneficially
Name                         Principal Occupation                                  Since             As of 8/20/97
----                         --------------------                                  -----             -------------
Peter B. Fritzsche(1)        Chairman of the Board of Directors President      1991 and from           471,604(2)
                             and CEO and Assistant Secretary, EAC - July         1978-1990
         Age 62              1992 to present; Chairman of the Board of
                             Directors and Assistant Secretary, EAC - December
                             1991 to July 1992; Yale University Development
                             Office, New Haven, CT - January 1992 to July 1994;
                             consultant -1990 to 1991; Director of EAC - 1989 to
                             1990; Chairman of the Board Of Directors, President
                             and CEO, EAC - 1979 to 1989

E. Donald McKenzie, Jr.      President and CEO, The Mailhouse, Inc.                 1944                   500
                             -January, 1997 to present; Vice President -
         Age 43              Sales and Marketing, Health Tour, Inc.
                             -January 1996 to January 1997; President
                             Graphic Systems West, Irvine, CA - 1991 to
                             1995; President, Collin Printing Systems,
                             North Andover, MA - 1987 to 1991.

John B. Millet, Jr.          President and Owner of Mohawk Metal                    1994                23,275
                             Products Co., Utica, NY - since 1977.
         Age 56

P. Bartley Fritzsche(1)      Regional Account Manager-Institutional                 1994                19,000
                             Services, Neuberger & Berman Management
         Age 28              Inc., Chicago, IL - May 1997; John Marshall
                             Law School 1993 to 1997(J.D.); Account
                             Representative, John Nuveen & Co.,
                             Chicago, IL - 1991 to 1993; Wittenberg
                             University, Springfield, OH (B.A. 1990)

----------
(1)  Peter B. Fritzsche and P. Bartley Fritzsche are father and son.

(2) Includes 471,204 shares held directly or through an IRA and 400 shares held of record by Mr. Fritzsche's spouse, whose beneficial ownership may be attributable to Mr. Fritzsche, but which he disclaims.

         Set forth below is the compensation paid to the executive officers of the Company and its Goodren Products Corporation subsidiary and for all such persons as a group;



     Name and Principal                                                                                All Other
          Position                  Year                 Salary                   Bonus             Compensation(1)
----------------------------        ----                 ------                   -----             ---------------
Peter B. Fritzsche                 FY1997               $132,000            $      -0-                $    -0-
Chairman and CEO                   FY 1996              $132,000            $      -0-                $    -0-
                                   FY 1995              $117,000            $      -0-                $    -0-


Steven Mann(2)                     FY 1997              $177,398            $      -0-                $    -0-
President and CEO                  FY 1996              $179,970            $  24,342                 $    -0-
Goodren Products Corp.             FY 1995              $179,314            $  33,255                 $ 9,576


(1)  Includes contributions by Goodren Products under its profit sharing plan.

(2) Mr. Mann has an employment contract, renewable annually, which calls for base compensation of $155,000 (subject to annual inflation adjustments) and a bonus equal to 5% of Goodren's total operating income, provided that operating income is in excess of $650,000 in the pertinent fiscal year. Mr. Mann was not paid a discretionary bonus in fiscal 1997.


Board members are paid fees equal to $4,000 per year, plus $1,250 for each board or committee meeting attended. Board members who are not employees of the Company also receive options to acquire 2,500 shares of Common Stock each year. See "1995 Stock Option Plan" below for additional information.

                                 PROPOSAL NO. 2


    Proposal to Amend the Company's Restated Certificate of Incorporation to
     Eliminate Odd-Lot Holders of Shares by Effecting a Reverse Stock Split
         of the Common Stock and a Subsequent Forward Stock Split of the
           Common Stock and by Paying Fractional Shares at the Rate of
                               $.28125 Per Share

Summary and Purpose of the Proposal


         Summary. The Board of Directors has approved, and has directed that the same be presented to shareholders for their approval, a proposal to amend the Company's Restated Certificate of Incorporation (the "Reclassification Amendment") to (a) effect a 100 to 1 reverse stock split (the "Reverse Stock Split") of the Company's Common Stock, $.10 par value, through a reclassification of the Common Stock pursuant to which each 100 shares of Common Stock outstanding as of the close of business on the effective date of the amendment would be reclassified into one (1) new share of Common Stock, $.10 par value, and (b) authorize an immediately subsequent reclassification with a forward split of the new Common Stock (the "Forward Stock Split") pursuant to which each holder of the reclassified Common Stock at such moment would receive 99 additional shares (or a proportionately appropriate smaller number for holding not divisible by 100) of reclassified Common Stock for each one (1) share of reclassified Common Stock held as of such moment. No fractional shares would be issued pursuant to the reclassification and certain holders who would otherwise be entitled to receive a fractional share in the Reverse Stock Split will receive cash at the rate of $.28125 per share in lieu of their fractional share interests. At the date hereof, the bid and asked prices for the Common Stock were $_____ and $_____, respectively; on July 31, 1997, the day before the announcement of the proposed Reclassification Amendment, the prices were $.1875 and $.3984, respectively. If the holders hold less than 100 shares, their holdings are to be converted into the right to receive cash; if their holdings are 100 shares or more, any fractional shares otherwise due would be temporarily established on the books of the Company. The Reverse Stock Split and the Forward Stock Split are herein referred to collectively as the "Reclassification Proposal." The effect of the Reclassification Proposal is that all holders of 100 shares of Common Stock or more would have NO change in their holdings; holders of less than 100 shares ("odd-lot holders") would only be entitled to cash in lieu of fractional shares. At the same time, the Company is offering the right to purchase one (1) additional share of Common Stock to each stockholder of record of the Company as of [October 1, 1997] (the "Rights Offering"), but only to those stockholders holding at least 100 shares. Whether or not the Reclassification Proposal is approved, odd-lot holders will have their stock ownership in the Company extinguished and they will NOT receive rights in the Rights Offering.


         The text of the proposed amendment to the Company's Restated Certificate of Incorporation and the resolutions relating to the Reclassification Proposal to be adopted by shareholders are set forth in Exhibit A to this Proxy Statement and are hereby incorporated herein by reference.

         Purpose of the Proposed Reverse Stock Split and Forward Stock Split. As of the Record Date for the Annual Meeting, the Company estimates that approximately 994 recordholders and 86 beneficial holders, or approximately 44% of the record/beneficial holders of Common Stock, owned fewer than 100 shares of Common Stock. Of these 1,080 holders, the Company estimates that approximately 350 held nine or fewer shares of Common Stock as of the Record Date. The small holdings of such shareholders with fewer than 100 shares, however, represented, in the aggregate, less than 1.3% of the Company's outstanding Common Stock. The cost of administering each shareholder's account and the amount of time spent by management in responding to shareholder requests is the same regardless of the number of shares held in the account. Accordingly, the cost to the Company of maintaining many small accounts is disproportionately high when compared with the total number of shares involved. In view of the disproportionate cost to the Company of maintaining small shareholder accounts, management believes it would be beneficial to the Company and its shareholders as a whole to eliminate the administrative burden and cost associated with the many accounts containing fewer than 100 shares (and in many cases, 10 shares) of the Company's Common Stock. The Company anticipates that the Reclassification Proposal will reduce the number of shareholders of the Company by 1,080, to approximately 1,200. It is anticipated that the cost of administering shareholder accounts will be reduced by up to $6,500 per year as a result of the Reclassification Proposal. The costs associated with such accounts in the future are difficult to determine but the Company believes they could greatly exceed the value of such shares. Based on the aggregate number of shares owned by record holders with fewer than 100 shares, and the price to be received in lieu of fractional shares of the Common Stock, the Company's payments for fractional shares resulting from the Reverse Stock Split will aggregate approximately $7,913. The Company intends to use its existing cash, including a portion of the proceeds from the issuance of Common Stock pursuant to the Rights Offering, for such purpose.


         Based upon the last reported "bid" price of the Common Stock on the over-the-counter on the Record Date of $__________, the market value of 99 shares of Common Stock was $_________. The Reclassification Proposal will enable shareholders holding of record fewer than 100 shares to receive cash in lieu of their shares and, in effect, avoid brokerage fees on the transaction. Shareholders owning fewer than 100 shares of Common Stock would, if they chose to sell their shares, incur large commission expenses (generally at least $25) in relation to the market value of their shares. Certain of such shareholders would, if they chose to sell their shares, incur commission expenses greater than the market value of their shares. In some cases, it might be difficult to find a broker to handle such small transactions, although the Company believes that the Company's market makers would handle the sale.

         The Company is proposing the reclassification in lieu of a tender offer for shares held by holders with fewer than 100 shares because of the large number of shareholders with small holdings and as a means of reducing the administrative and transactional cost that would be involved for the Company to acquire such shares through a self tender offer or a Company sponsored odd-lot shareholder program. The reclassification also permits the Company to eliminate all odd-lot shareholdings, which would not be possible through a self tender offer or an odd-lot shareholder program. Although the proposed reclassification will eliminate the shareholdings of all shareholders who hold fewer than 100 shares of record, the Company believes that the reclassification is fair to such shareholders in that it provides them with cash for their shares in an amount equal to or greater than the market price thereof without the necessity of such shareholder incurring brokerage fees therefor. The Company's Board of Directors considered a number of factors in determining the price of $.28125 per share paid in lieu of fractional shares including the historic trading prices, the substantial lack of liquidity in the market for the Company's Common Stock, and the trends for the Company's business, both short- and long-term. Given significant weight in the analysis was the fact that a stockholder would only receive $.1875 per share if he sold the shares in the public market on the day the Board made its decision, disregarding brokerage commissions. As noted, the Company's Board of Directors believes this price to be fair; however, it did not seek an independent financial analysis of this view due to the prohibitive cost, relatively speaking, of such analysis. Also, $.1875 per share is the highest publicly reported bid price for the shares since _____________, 1997. The uncertainty of the Company's future prospects were also weighed by the Board of Directors in this regard. See "Risk Factors" above at p. 6-8 hereof.


         The 100 for 1 stock split immediately following the reclassification (the Forward Stock Split) is intended to continue to permit the Company to maintain a sufficient number of issued and outstanding shares of its Common Stock so as not to adversely affect the availability of trading in the over-the-counter market. The Reverse Stock Split will temporarily reduce the number of issued and outstanding shares of the Common Stock to approximately 22,835. The Company estimates that the number of issued and outstanding shares of Common Stock after giving effect to the Forward Stock Split will be 2,283,551.

         Shareholders should note that the Board of Directors cannot predict what effect the proposed Reverse Stock Split and Forward Stock Split will have on the market price of the Common Stock. With the number of outstanding shares of Common Stock reduced by only 28,136, the effect may be minimal.

Description and Effect of the Proposal

         The Company's Restated Certificate of Incorporation currently authorize the issuance of 20,000,000 shares of Common Stock, $.10 par value. As of the Record Date for the Annual Meeting, the Company had outstanding 2,311,687 shares of Common Stock and 7,598 shares held in treasury. As of the Record Date, there was also reserved for issuance upon the conversion or exercise of various outstanding warrants or stock options of the Company __________ shares of Common Stock, leaving a total of __________ authorized, unissued and unreserved shares of Common Stock available for future issuances.

         Under the Recapitalization proposal, (i) one (1) new share of Common Stock, $.10 par value, would be exchanged for every 100 shares of Common Stock, $.10 par value, outstanding as of the close of business on the date on which the amendment to the Company's Restated Certificate of Incorporation is filed with the Secretary of State of the State of New York (the "Effective Date") and (ii) each whole (or partial) share of the reclassified Common Stock held by stockholders owning 100 shares or more would immediately thereafter be again reclassified on a 100 for 1 basis so that 99 additional shares of Common Stock would be issued with respect to each whole share of previously reclassified Common Stock held with proportionately fewer issued with respect to fractional shares. There would be NO effect of the Reclassification proposal on holders of 100 or more shares of Common Stock with respect to their holdings, in that there will be no change in their stock ownership. Based upon information as of the Record Date, it is anticipated that the number of outstanding shares of Common Stock after giving effect to the Reclassification Proposal would be approximately 2,283,551 shares.

         No fractional shares of new Common Stock will be issued for any fractional new share interest resulting from the Reverse Stock Split due to holders of fewer than 100 shares. Rather, each such shareholder will receive $.28125 per share, in lieu of such fractional share interest, which is an amount of cash equal to .28125 multiplied by the number of shares of Common stock held by such holder that would otherwise have been exchanged for such fractional share interest. Based on the aggregate number of shares owned by record and beneficial holders with fewer than 100 shares and $.28125 price to be used to pay fractional share interests, the Company's payments for fractional shares resulting from the Reverse Stock Split will aggregate approximately $7,913.


         If the Reclassification Proposal is approved, the Company will notify the odd-lot holders of the filing of the Articles of Amendment with the Secretary of State of the State of New York and will furnish such holders with any additional information necessary to complete the enclosed letter of transmittal for use in exchanging certificates. The odd-lot holders of the Common Stock, promptly after the Reclassification Amendment becomes effective, will be required to mail their certificates representing their shares of Common Stock to the Company in order that the settlement of fractional interests may be delivered promptly. As noted above, whether or not the Reclassification Proposal is approved, odd-lot holders will NOT receive rights in the Rights Offering.


         The proposed amendment to the Restated Certificate of Incorporation of the Company provide that the cash issuable to certain shareholders of the Company in connection with a reclassification of stock which are not claimed by the shareholders entitled thereto within one (1) year after the cash becomes payable, despite reasonable efforts by the Company to deliver the cash within such time, will, at the expiration of such time, revert in full ownership to the Company and the Company's obligation to pay such cash will thereupon cease.

         The Company estimates that the entire interest of approximately 1,080 odd-lot holders (those holding fewer than 100 shares) will be eliminated pursuant to the Reclassification Amendment. Such shareholders will enjoy the benefit of liquidating their relatively small holdings without paying brokers' commissions. However, because such transaction would be mandatory, such shareholders who wish to retain their existing equity interest in the Company would be adversely affected. Fractional shares settled by the Company are expected to aggregate approximately 23,136 shares, or approximately 1.2 percent of those currently outstanding. Shares no longer outstanding as a result of the fractional share settlement procedure will be returned to authorized by unissued shares of the Company.

         It is not anticipated that the Reclassification Proposal will affect the registration of the Common Stock under the Securities Exchange Act of 1934 (the "Exchange Act").

         After giving effect to the settlement of fractional shares of Common Stock for odd-lot holders, there will be no differences between the shares of Common Stock outstanding prior to the Reclassification Proposal and those to be outstanding after the Reclassification Proposal is effected.

         Shareholders of the Company will have no appraisal rights with respect to the Reclassification Amendment under New York law or the Company's Restated Certificate of Incorporation and no such rights will be afforded to such shareholders by the Company.

         In the Reclassification Proposal, cash proceeds received from the settlement of fractional shares may result in (i) the realization by a shareholder whose interest in the Company is completely terminated of taxable gain or loss to the extent of the difference between such proceeds and the cost or other basis applicable to the fractional shares and (ii) dividend income to a shareholder whose interest in the Company is not completely terminated. No officer, director, associate or affiliate of the Company is expected to derive any material benefit in the Reclassification Proposal other than the benefits that would be enjoyed by any other person holding the same number of shares.

Vote Required and Recommendation for Approval


         The Board of Directors Recommends a Vote FOR this Proposal. Such persons, holding approximately 22% of the shares of Common Stock as of the Record Date, intend to vote for the Proposal. The affirmative vote of the holders of at least 50% of the outstanding shares of Common Stock as of the Record Date is necessary for the approval of the Reclassification Amendment. The enclosed form of proxy provides a means for shareholders to vote for the approval of this proposal, to vote against the approval of this proposal or to abstain from voting with regard to the approval of this proposal. Each properly executed proxy received in time for the meeting will be voted as specified therein. If a shareholder executes and returns a proxy but does not specify otherwise, the shares represented by such shareholder's proxy will be voted "FOR" the approval of this proposal.

                             1995 STOCK OPTION PLAN


         The Company has a stock option plan (the"Plan"). As of September ___, 1997 there are unqualified options outstanding under the plan to purchase 15,000 shares of Common Stock of the Company, which unqualified options expire at various dates through August, 2005 and are exercisable at prices between $.1875 and $.4375 per share of Common Stock. 2,500 of such unqualified options were granted pursuant to the Plan to each Non-Employee Director of the Company on August 2, 1995 at $.4375 per share. During the fiscal year ended January 31, 1997, unqualified options to acquire 2,500 shares were granted to each Non-Employee Director of the Company, on August 13, 1996 at $.1875 per share. During the fiscal year ended January 31, 1997, no options were granted to key employees of the Company or its subsidiaries under the Plan.


                              PROFIT SHARING PLANS

         The Company maintains a deferred profit sharing plan ("Profit Sharing Plan") which is intended to qualify under Section 401(a) of the Internal Revenue Code of 1954, as amended ("Code"). The Profit Sharing Plan covers full-time employees of the Company and its subsidiary, Goodren Products Corporation, who have completed one (1) year of eligibility service and who are not covered under any other tax qualified retirement plan. Employer contributions to the Profit Sharing Plan are made at the discretion of the Company's Board of Directors and are allocated among participating employees based on their compensation. The Profit Sharing Plan benefits, subject to a vesting schedule, become payable following a separation of service from the Company.

         The Profit Sharing Plan also provides for employees to defer a portion of their eligible compensation, pursuant to Section 401(k) of the Internal Revenue Code. There is no provision for matching contributions to be made by the Company. No contributions were made to the Profit Sharing Plan by the Company or Goodren for the fiscal years 1995, 1996 and 1997 respectively.

                      COMMITTEES OF THE BOARD OF DIRECTORS

         The Board of Directors has established an Executive Committee, Compensation and Audit Committee, in accordance with the by-laws and New York law. The members of the Executive Committee are Messrs. Peter Fritzsche and John Millet. The members of the Compensation and Audit Committees are Messrs. Millet and McKenzie. Each Director attended all meetings of the Board of Directors and Committees on which they served during fiscal 1997.

                         PRINCIPAL HOLDERS OF SECURITIES


         To the best knowledge of EAC, as of September __, 1997, the only beneficial owners of 5% or more of EAC's Common Stock is:



                                                         Amount
                   Principle Name and Address         Beneficially     Percent
    Class          of Beneficial Owner                   Owned        of Class
    -----          -------------------                   -----        --------
Common Stock       Peter B. Fritzsche                   471,204          20%
                   22 Blackstone Avenue
                   Branford, CT  06405

                              INDEPENDENT AUDITORS

         The Board of Directors reviews the selection of independent auditors subsequent to the Annual Meeting of Shareholders. The firm of Lazar, Levine & Company was EAC's independent auditor for the fiscal year ended January 31, 1997. A representative of Lazar, Levine & Company will be present at the Annual Meeting, will be afforded an opportunity to make a statement, if he or she so desires, and will be available to respond to appropriate questions from shareholders.

                                  OTHER MATTERS

         The Board of Directors does not intend to bring any other matters before the meeting and does not know of any other matters which are expected to be brought before it. However, if any other matters do come before the meeting, the persons named in the enclosed proxy will vote in accordance with their proper judgement.

         In addition to solicitation of proxies by mail, directors or employees (who may be officers of the Company) may solicit proxies in person and by telephone. The Company is requesting brokers and other custodians, nominees and fiduciaries to forward proxy soliciting materials to the beneficial owners of shares held of record by such persons. The cost of soliciting proxies shall be borne by the Company, but any director or employee of the Company who solicits proxies will not receive any additional compensation therefore.

         Shareholder proposals for the 1998 Annual Meeting of Shareholders of EAC must be received by the office of EAC Industries, Inc., 22 Blackstone Avenue, Branford, Connecticut 06405, no later than January 15, 1998 for inclusion in the Proxy Statement for the 1998 Annual
Meeting of Shareholders.

                       By Order of the Board of Directors

                               PETER B. FRITZSCHE
                          Chairman of the Board and CEO

                                                                      EXHIBIT A


                    TEXT OF PROPOSED SHAREHOLDER RESOLUTIONS
                     APPROVING THE REVERSE STOCK SPLIT AND
                             THE FORWARD STOCK SPLIT



         RESOLVED, that the Board of Directors of the Corporation is hereby authorized to cause to be filed Articles of Amendment to this Corporation's Restated Certificate of Incorporation amending the first paragraph of the Fourth Article of the Corporation's Restated Certificate of Incorporation in its entirety to read as follows:

                  "FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue is 20,000,000 shares of Common Stock, par value $.10 per share. No shareholder shall have any preemptive or other right to subscribe for or purchase any additional shares of capital stock of the Corporation or any securities convertible into such shares or representing a right or option to purchase any such shares."

         RESOLVED, that the Board of Directors of the Corporation is hereby authorized to implement the following procedures in connection with the two, successive reclassifications of the Corporation's Common Stock, $.10 par value ("Old Stock"), to Common Stock, $.10 par value ("New Stock"):

                  a. Immediately upon the amendment to the Corporation's Restated Certificate of Incorporation authorizing the reclassification becoming effective, every 100 shares of Old Stock issued and outstanding, and each share held in the corporate treasury, shall be converted into one (1) share of fully-paid and non-assessable New Stock, subject to the required settlement of fractional shares. The Corporation shall (i) issue one (1) share of New Stock for every 100 shares of Old Stock outstanding and (ii) pay cash in lieu of any fraction of a share of New Stock which any shareholder who owns fewer than 100 shares would otherwise receive. Fractional shares of New Stock due with respect to other holders (including treasury stock) shall be temporarily established on the books and records of the Corporation. The settlement amount for those fractional shares of New Stock which are not issued but are converted into the right to receive cash shall be equal to the product obtained by multiplying (i) $.28125 per share for the Old Stock by (ii) the number of shares of Old Stock that would otherwise have been exchanged for such fractional share interest of New Stock. Immediately after such reclassification and conversion has occurred and right to payment for fractional shares with respect to certain holders has been created, each then existing whole share (or fraction thereof) of New Stock shall again be reclassified 100 shares for one (1), with the issuance of 99 additional shares for each share of New Stock then existing (or such number properly corresponding to the fractional shares of New Stock then temporarily existing), so that the number of shares of New Stock, except for shares as to which fractional share payment obligations for the Old Stock have been created, shall be exactly equal to the number of shares of Old Stock existing prior to such action. From and after the time the amendment becomes effective, certificates representing shares of Old Stock shall be deemed to represent shares of New Stock, and cash in lieu of any fractional share of New Stock with respect to certain holders, to which an individual shareholder would otherwise be entitled.

                  b. No shareholder shall be required to deliver the certificates representing their shares of the Old Stock outstanding immediately prior to the time the reclassification amendment becomes effective, which certificate shall continue to represent the New Stock. The Corporation shall deliver a check for the amount necessary to pay such shareholder for any fraction of a whole share of New Stock converted into cash only upon submission by such holder of the stock certificate representing such shares.

                  c. Any cash to be paid in lieu of fractional share interests of New Stock to certain holders shall revert in full ownership to the Corporation one year after the reclassification amendment becomes effective if such cash is not claimed by the persons entitled thereto.

         RESOLVED, that the Board of Directors of the Corporation is hereby authorized to adopt a resolution adjusting the capital accounts of the Corporation as, in their judgment, shall be in the best interests of the Corporation in light of the adoption of the foregoing resolutions; and

         RESOLVED, that the Board of Directors of the Corporation is hereby authorized and directed to adopt any or all changes to the By-laws of the Corporation, and the officers of the Corporation are hereby authorized and directed to do all other things and execute and file all documents, including amendments to the Corporation's Restated Certificate of Incorporation, which in their sole judgment are deemed to be necessary and proper to carry out the intent of the foregoing resolutions.

No person has been authorized to give any information
or to make any representations other than those
contained in this Prospectus in connection with
the Offering described herein, and, if given or
made, such information or representations must not
be relied upon as having been authorized by the
Company. This Prospectus does not constitute an
offer to sell or a solicitation of an offer to buy
any securities other than those specifically offered
hereby or of any securities offered hereby in any
jurisdiction to any person to whom it is unlawful
to make an offer or solicitation in such jurisdiction.
Neither the delivery of this prospectus nor any sale                                  EAC INDUSTRIES
made hereunder shall, under any circumstances, create
an implication that the information herein is                                      2,283,551 SHARES OF
correct as of any time subsequent to its date.                                    COMMON STOCK ISSUABLE
                                                                                UPON EXERCISE OF RIGHTS TO
                   -------------------                                          SUBSCRIBE FOR SUCH SHARES

                    TABLE OF CONTENTS

                                                     Page                          ___________________
Available Information...................................2
Prospectus Summary......................................3                               PROSPECTUS
The Company.............................................3                          ___________________
The Recapitalization of the Company.....................3
The Rights Offering.....................................4
Summary Selected Financial Data.........................6
Risk Factors............................................7
The Company............................................10                     Annual Report to Stockholders
The Reclassification Proposal..........................10                    for Year Ended January 31, 1997
Price Range of Common Stock and Dividends..............10
Capitalization.........................................11                        Proxy Statement for the
Use of Proceeds........................................11                  1997 Annual Meeting of Stockholders
Dilution ..............................................12
Selected Historical Financial Data.....................13
The Rights Offering....................................14
Description of Capital Stock...........................16
Certain Federal Income Tax Consequences................17
Plan of Distribution...................................19
Directors, Executive Officers and Principal
   Stockholders........................................19
Executive Compensation.................................19
Securities Ownership of Certain Beneficial Owners
   and Management......................................19
Certain Transactions...................................19
Legal Matters..........................................19
Experts  ..............................................19
Annual Report to Stockholders for Fiscal Year
   Ended January 31, 1997.............................B-1
Form 10-QSB for the Six Months Ended
   July 31, 1997......................................C-1
Proxy Statement for the 1997 Annual Meeting...........D-1

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Restated Certificate of Incorporation and Indemnification Agreements with its directors provide that the Company shall indemnify and advance expenses to its currently acting and its former directors, officers, employees or agents to the fullest extent permitted by the New York Corporation Law (the "NYCL"), whenever they are defendants or threatened to be made defendants in any legal or administrative proceeding by reason of their relationship with the Company. Section 722 of the NYCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had not reasonable cause to believe was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred ln connection with defense or settlement of such an action and then, where the person is adjudged to be liable to the Company, only if and to the extent that any court of proper jurisdiction or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and then only for such amounts as the court shall deem proper.

         The Company maintains an insurance policy under which directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of the Company.


ITEM 25.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee...........................         $     152
Fees and expenses of the Company as Exercise Agent, including printing expenses.............................................................
Legal Fees....................................................................           $25,000
Accounting Fees and expenses..................................................
Miscellaneous.................................................................

         Total................................................................           $40,000
                                                                                         =======
----------
* Estimated

ITEM 26.          RECENT SALES OF UNREGISTERED SECURITIES

         Not applicable.

ITEM 27.          EXHIBITS


     EXHIBIT
     NUMBER                         DESCRIPTION
     ------                         -----------
       3.1    Restated Certificate of Incorporation of the Company. (1)
       3.2    Amended Bylaws of the Company. (2)
       4.1 Form of Rights Exercise Agreement to Purchase Common Stock of the Company.*
       5.1 Form of Opinion of Vedder, Price, Kaufman & Kammholz regarding the legality of the Underlying Shares.*
      23.1    Consent of Lazar, Levine & Company L.L.P.*
      23.2 Consent of Vedder, Price, Kaufman & Kammholz (included as part of Exhibit 5.1).*
      24.1 Powers of Attorney pursuant to which amendments to the Registration Statement may be filed (included on signature page of the Registration Statement).*
      99.1    Form of Transmittal Letter to Holders of Common Stock of the
              Company.*
      99.2 Form of Transmittal Letter to Clients of Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.*

----------
*    Filed herewith.
(1) Incorporated by reference to Exhibit 3.1 to the Company's Form 10-K filed with the Commission on April 27, 1987 (Commission File No. 1-4338).
(2) Incorporated by reference to Exhibit 3.2 to the Company's Form 10-K filed with the Commission on April 27, 1987 (Commission File No. 1-4338).


ITEM 28.          UNDERTAKINGS

         The undersigned registrant hereby undertakes:

                  1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                  2. The undersigned small business issuer will: (i) for determining any liability under the

         Securities Act, treat the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective, and (ii) for determining any liability under the Securities Act, treat each post-effective amendment that contains a for of prospectus as a new registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                  3.       The undersigned small business issuer will:

                           (a) File, during any period in which it offers or
                  sells securities, a post-effective amendment to this registration statement to:

                                    (i) Include any prospectus required by
                           Section 10(a)(3) of the Securities Act.

                                    (ii) Reflect in the prospectus any facts or
                           events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (b) For determining liability under the Securities
                  Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                           (c) File a post-effective amendment to remove from
                  registration any of the securities that remain unsold at the end of the offering.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Amendment to the Registration Statement to be signed on its behalf by the undersigned, in the City of Branford, State of Connecticut on October 6, 1997.


                                       EAC Industries, Inc.


                                       By:PETER B. FRITZSCHE
                                       ---------------------
                                          Peter B. Fritzsche
                                          Chairman of the Board and
                                          Chief Executive Officer


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter B. Fritzsche, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming any and all such acts said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.


         In accordance with the requirements of the Securities Act of 1933, this Amendment to the Registration Statement was signed by the following persons in the capacities and on the dates indicated:




                   Signature                                           Title                                 Date
                   ---------                                           -----                                 ----


               PETER B. FRITZSCHE                       Chairman of the Board and President
           --------------------------                  (Principal Executive, Financial and
               Peter B. Fritzsche                               Accounting Officer )                   October 6, 1997

            E. DONALD MCKENZIE, JR.*
            ------------------------
             E. Donald McKenzie, Jr.                                  Director                         October 6, 1997

              JOHN B. MILLET, JR.*
              --------------------
               John B. Millet, Jr.                                    Director                         October 6, 1997

              P. BARTLEY FRITZSCHE*
              ---------------------
              P. Bartley Fritzsche                                    Director                         October 6, 1997


PETER B. FRITZSCHE
----------------------
*by Peter B. Fritzsche
       Attorney-in-fact

                                  EXHIBIT INDEX




     EXHIBIT
     NUMBER                                                    DESCRIPTION
       3.1    Restated Certificate of Incorporation of the Company. (1)
       3.2    Amended Bylaws of the Company. (2)
       4.1 Form of Rights Exercise Agreement to Purchase Common Stock of the Company.*
       5.1 Form of Opinion of Vedder, Price, Kaufman & Kammholz regarding the legality of the Underlying Shares.*
      10.1    Credit Agreement among the Company and The Chase Manhattan Bank.**

      10.2    EAC Industries, Inc. 1995 Stock Option Plan.**

      23.1    Consent of Lazar, Levine & Company L.L.P.*
      23.2 Consent of Vedder, Price, Kaufman & Kammholz (included as part of Exhibit 5.1).*
      24.1 Powers of Attorney pursuant to which amendments to the Registration Statement may be filed (included on signature page of the Registration Statement).**
      99.1    Form of Transmittal Letter to Holders of Common Stock of the
              Company.*
      99.2 Form of Transmittal Letter to Clients of Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.*

      99.3    Form of Proxy


----------
*    Filed herewith.

**   Previously filed wi h this Registration Statement.

(1) Incorporated by reference to Exhibit 3.1 to the Company's Form 10-K filed with the Commission on April 27, 1987 (Commission File No. 1-4338).
(2) Incorporated by reference to Exhibit 3.2 to the Company's Form 10-K filed with the Commission on April 27, 1987 (Commission File No. 1-4338).